     As filed with the Securities and Exchange Commission on July 30, 1999
                                                       Registration No. 333-
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     under
                          The Securities Act of 1933
                             ---------------------
                            VASCULAR SOLUTIONS, INC.
            (Exact name of registrant as specified in its charter)

          Minnesota                           3841                      41-1859679
(State or other jurisdiction of    (Primary Standard Industrial       (I.R.S. Employer
incorporation or organization)     Classification Code Number)     Identification Number)

                            2495 Xenium Lane North
                         Minneapolis, Minnesota  55441
                                (612) 553-2970
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                Howard C. Root
                           Vascular Solutions, Inc.
                            2495 Xenium Lane North
                         Minneapolis, Minnesota  55441
                                (612) 553-2970
      (Name, address, including zip code, and telephone number, including area code, of agent for service)
                       -------------------------------

                                   Copies to:
     Timothy S. Hearn, Esq.                         David J. Kaufman, Esq.
      Dorsey & Whitney LLP                       Ernest W. Torain, Jr., Esq.
     220 South Sixth Street                          Katten Muchin Zavis
Minneapolis, Minnesota 55402-1498             525 West Monroe Street, Suite 1600
         (612) 340-2600                             Chicago, Illinois  60661
                                                          (312) 902-5200

                              ------------------------
       Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.
                              ------------------------

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:[_]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:[_]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering:[_]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering:[_]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:[_]

                                              CALCULATION OF REGISTRATION FEE
===========================================================================================================================
                         Titles of Each Class of                              Maximum Aggregate             Amount of
                       Securities to be Registered                            Offering Price (1)        Registration Fee
---------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share..................................         $40,000,000                $11,120
===========================================================================================================================

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o).
                              ------------------------
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+ The information in this prospectus is not complete and may be changed. We + + may not sell these securities until the registration statement filed with + + the Securities and Exchange Commission is effective. This prospectus is not + + an offer to sell these securities and it is not soliciting an offer to buy + + these securities in any state where the offer or sale is not permitted. +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++



                  SUBJECT TO COMPLETION, DATED JULY 30, 1999

PROSPECTUS
                                _________ Shares

                         [LOGO OF VASCULAR SOLUTIONS]


                                 Common Stock

          Vascular Solutions, Inc. is offering __________ shares of its common stock.

          This is our initial public offering and no public market currently exists for our shares. We expect the initial public offering price will be between $___________ and $__________ per share. We will list the common stock on the Nasdaq National Market under the symbol "VASC."

          Investing in our common stock involves risks. For more information, see "Risk Factors" commencing on page 4.

                              ___________________

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

================================================================================
                                                Per Share              Total
--------------------------------------------------------------------------------
Public Offering Price.......................    $                      $
Underwriting Discount.......................    $                      $
Proceeds to Vascular Solutions, Inc.........    $                      $
================================================================================

          The underwriters may also purchase up to an additional __________ shares at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

William Blair & Company

                             Dain Rauscher Wessels
                   a division of Dain Rauscher Incorporated

                                                     Stephens Inc.

               The date of this prospectus is            , 1999

                            - Inside Front Cover -

                          [Duett sealing device logo]


The Vascular Solutions Duett(TM) sealing device offers:

                  1. Vascular Solutions Duett sealing device completely seals the puncture site - both the arterial puncture and the tissue tract between the skin surface and the artery.

                  2. The powerful procoagulant works effectively, even in patients receiving powerful anti-clotting medications.

                  3. Nothing is left behind that could cause infection or interfere with accessing the puncture site again, if that becomes necessary.

                  4. Rapid deployment of an easy-to-use, one-size-fits-all device through the existing introducer sheath.

                  5. By minimizing the amount of manual compression and immobile bed rest, improves patient comfort and increases provider efficiency.

[Drawing of a human lying down, with a puncture in the groin and showing arteries running to the heart. Expanded insert shows the Duett sealing device being deployed.]


A premarket approval, or PMA, application for the Vascular Solutions Duett sealing device has been filed with the United States Food and Drug Administration. We have not received approval from the FDA for sale of the Duett sealing device in the United States, and we can make no assurance of when, if ever, the Duett sealing device will be approved by the FDA.

                              PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. You should read the entire prospectus carefully. You should consider the information under "Risk Factors" and in our financial statements and the notes relating to these financial statements, together with the information included elsewhere in this prospectus, before deciding to invest in our common stock.

                                 Our Business

     We manufacture, market and sell the Vascular Solutions Duett(TM) sealing device, which enables cardiologists and radiologists to rapidly seal the puncture site following catheterization procedures such as angiography, angioplasty and stenting. Our product combines a simple balloon catheter delivery mechanism with a powerful, proprietary procoagulant (blood clotting) mixture, which we believe offers advantages over both manual compression and the existing FDA-approved devices used to seal the puncture site following the catheterization procedure. We began selling our product in Europe in February 1998. On June 30, 1999, we completed the submission of our PMA application to the FDA. If we receive approval of our application we will commence selling our Duett sealing device in the United States. Over 6,000 deployments of our device have been performed worldwide. While the vascular sealing device market has developed quickly from less than $20 million in sales in 1996 to $110 million in 1998, it represents less than 15% of the $1 billion potential annual market, based on the current number of catheterization procedures performed.

     We believe our product addresses the current demand for a sealing device that (1) improves patient comfort and is more efficient than manual compression, and (2) compared to currently available FDA-approved sealing devices, offers a better combination of a complete seal of the puncture site with nothing left behind in the artery in an easy to use system. Our product uses a balloon catheter, a device already familiar to cardiologists and radiologists, which is inserted through the introducer sheath that is already in the patient. The inflated balloon serves as a temporary mechanical seal, preventing the flow of blood from the artery. Our procoagulant, which is a proprietary mixture of collagen, thrombin and diluent, is then delivered to the puncture site, stimulating rapid clotting and creating a complete seal of both the arterial puncture and the tissue tract from the artery to the skin surface. The blood-clotting speed and strength of thrombin enable the use of the Duett sealing device even in the presence of the powerful anti-clotting medications, such as ReoPro(R), increasingly used in therapeutic catheterization procedures. With our Duett sealing device, nothing is left behind in the artery, so immediate reaccess of the site, if necessary, is possible, and the potential for infection is minimized.

     The primary factors underlying the market opportunity for vascular sealing devices are that (1) there are a significant and growing number of catheterization procedures being performed, and (2) the substantial majority of the resulting puncture sites are still being sealed using manual compression. In 1998, over seven million catheterization procedures were performed. This number is expected to grow by 10% to 12% each year for the next three years principally due to the increasing incidence of cardiovascular disease. Prior to 1996, virtually all of the puncture sites created by catheterization procedures were sealed by a healthcare professional applying manual pressure. Vascular sealing devices were introduced in the United States in late 1995 and have rapidly been adopted by physicians, as evidenced by the $110 million of these devices that were sold worldwide in 1998. Nonetheless, over 85% of the arterial punctures created in 1998 still were sealed using manual compression. We believe that our device offers benefits that position it well to capture a significant share of the market opportunity for vascular sealing devices.

     Since July 1997, five clinical studies of our Duett sealing device, reporting on over 2,000 deployments, have been performed. The most recent of these studies, completed in March 1999, was a randomized, controlled study to support our PMA application with the FDA. In this study, which involved 695 patients in 15 catheterization centers in the United States and Germany, our product demonstrated (1) reduced time to the cessation of bleeding, (2) reduced time to ambulation of the patient and (3) no statistically significant increase in major complications compared to manual compression.

                                 The Offering

Common stock offered.................................  _____ shares

Common stock to be outstanding after the offering....  _____ shares. This number is based on shares
                                                       outstanding on June 30,
                                                       1999.  It excludes
                                                       676,531 shares of common
                                                       stock issuable upon
                                                       exercise of options
                                                       outstanding under our
                                                       stock option plan and
                                                       553,715 shares of common
                                                       stock issuable upon
                                                       exercise of other
                                                       outstanding stock option
                                                       and warrant agreements.

Use of proceeds......................................  We intend to use the net proceeds of this offering
                                                       to hire, train and deploy
                                                       a direct United States
                                                       sales force, for working
                                                       capital and for general
                                                       corporate purposes. See
                                                       "Use of Proceeds."


Proposed Nasdaq National Market symbol...............  VASC

                            Summary Financial Data
                   (in thousands, except per share amounts)

                                                                            Year Ended                     Six Months Ended
                                                                           December 31,                         June 30,
                                                              ----------------------------------    --------------------------------
                                                                   1997               1998              1998              1999
                                                              -------------     ----------------    ------------     ---------------
                                                                                                             (unaudited)
Statement of Operations Data:
 Net sales................................................    $          --     $             494   $        133     $          514
 Gross profit.............................................               --                    52              7                 72
 Total operating expenses.................................            1,724                 5,467          2,213              3,788
 Operating loss...........................................           (1,724)               (5,415)        (2,206)            (3,716)
 Net loss.................................................           (1,652)               (5,141)        (2,045)            (3,533)
 Pro forma basic and diluted net loss per share...........                      $            (.89)                   $         (.47)
 Shares used in pro forma net loss per share calculation..                                  5,767                             7,480

                                                                                                           June 30, 1999
                                                                                                 -----------------------------------
                                                                                                                             As
                                                                                                       Actual             Adjusted
                                                                                                 ------------------    -------------
                                                                                                               (unaudited)
Balance Sheet Data:
 Cash and cash equivalents...........................................................            $            9,201    $
 Working capital.....................................................................                         9,681
 Total assets........................................................................                        10,674
 Long-term debt......................................................................                            --               --
 Total shareholders' equity..........................................................                        10,330

     For information regarding the determination of the number of shares used in computing pro forma basic and diluted net loss per share amounts, see note 2 of notes to the financial statements.

     The balance sheet data as of June 30, 1999, as adjusted, reflects our receipt and application of the estimated net proceeds from the sale of _________ shares of common stock offered at an assumed initial public offering price of $___ per share, after deducting the underwriting discount and estimated offering expenses that we will pay.

                               _________________

     We were incorporated in Minnesota in December 1996 and commenced operations in February 1997. Our facility is located at 2495 Xenium Lane, Minneapolis, Minnesota 55441 and our telephone number is 612-553-2970.

     Unless otherwise specifically stated, the information in this prospectus has been adjusted to reflect the automatic conversion of all outstanding shares of our preferred stock into shares of common stock, but does not take into account the possible sale of additional shares of common stock to the underwriters pursuant to the underwriters' right to purchase additional shares to cover over-allotments.

                                 RISK FACTORS

     You should carefully consider the risks described below before deciding to purchase our common stock. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks occur, our business, financial condition or results of operations could be seriously harmed. In such case, the trading price of our common stock could decline, and you could lose all or part of your investment.

We must receive approval from the FDA prior to selling our Duett device in the United States

     Before we are able to sell our Duett sealing device in the United States, we must receive approval from the FDA of our PMA application. We submitted our PMA application to the FDA on June 30, 1999. Under the Federal Food, Drug and Cosmetic Act, or FDC Act, the FDA has 180 days to review a PMA application, although the review time is often significantly extended by the FDA. Prior to granting approval, the FDA may require clarification of information provided in the submission, more information or further clinical studies. Also, a review panel is often convened by the FDA to review and evaluate the application and recommend whether the device should be approved. We are unable to estimate when, if ever, we will receive approval and be able to commence sales of the Duett sealing device in the United States. The PMA application approval process can be expensive, uncertain and lengthy. A number of devices for which premarket approval has been sought have never been approved for marketing. In addition, the FDA will inspect our manufacturing facility to ensure compliance with the FDA's requirements regarding good manufacturing practices prior to approval of our application. If granted, the approval of our PMA application may include significant limitations on the indicated uses for which our product may be marketed. Should we experience delays or be unable to receive approval from the FDA, our business will be seriously harmed.

We have a limited operating history on which to evaluate our potential for future success

     We began product development in February 1997 and began to generate international sales in February 1998. We have not received and may never receive the necessary FDA approval to sell our Duett sealing device in the United States. Accordingly, we have only a limited operating history upon which you can evaluate our business and prospects. You must consider the risks and uncertainties frequently encountered by early stage companies like ours in a new and evolving market, such as vascular sealing devices. If we are unsuccessful in addressing these risks and uncertainties, our business will be seriously harmed.

We have been named as the defendant in a patent infringement lawsuit and may face additional intellectual property infringement claims in the future

     On July 23, 1999, we were named as the defendant in a patent infringement lawsuit brought by Datascope Corp. in the United States District Court for the District of Minnesota. The complaint requests a declaratory judgment that our Duett sealing device infringes and, following FDA approval will infringe, a United States patent held by Datascope and asks for relief in the form of an injunction that would prevent us from selling our product in the United States as well as an award of attorneys' fees, costs and disbursements. It is not possible at this time to predict the outcome of the lawsuit, including whether we will be prohibited from selling our Duett sealing device in the United States, or to estimate the amount or range of potential loss, if any.

     The interventional cardiology industry is characterized by numerous patent filings and frequent and substantial intellectual property litigation. Companies in the interventional cardiology industry in general, and in vascular sealing in particular, have employed intellectual property litigation in an attempt to gain a competitive advantage. We are aware of many United States patents issued to other companies in the vascular sealing field which describe vascular sealing devices. Each of the three vascular sealing products with which our Duett sealing device competes has been subject to infringement litigation. It is likely that we will become the subject of additional intellectual property claims in the future related to our Duett sealing device. Intellectual property litigation in recent years has proven to be very complex, and the outcome of such litigation is difficult to predict.

     Our defense of the Datascope claim and any other intellectual property claims filed in the future, regardless of the merits of the complaint, could divert the attention of our technical and management personnel away from the development and marketing of the Duett sealing device for significant periods of time. The costs incurred to defend the Datascope claim and other future claims could be substantial and seriously harm us, even if we are ultimately successful. An adverse determination in the Datascope matter or in other litigation or interference proceedings in the future could prohibit us from selling our product, subject us to significant liabilities to third parties or require us to seek licenses from third parties. The costs associated with these license arrangements may be substantial and could include ongoing royalties. Furthermore, the necessary licenses may not be available to us on satisfactory terms, if at all. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling our product.

The vascular sealing device market must adopt our new sealing methodology

     We have sold only a limited number of our Duett sealing devices to date.
We have not commercialized our product in the United States, which we believe represents the largest market for vascular sealing devices because we do not yet have approval from the FDA to do so. Our success will depend on the medical community's acceptance of our Duett sealing device. We cannot predict how quickly, if at all, the medical community will accept our Duett sealing device, or, if accepted, the extent of its use. Our potential customers must (1) believe that our device offers benefits compared to the methodologies and/or devices that they are currently using to seal vascular punctures, (2) believe that our device is worth the price that they will be asked to pay and (3) be willing to commit the time and resources required to change their current methodology. If we encounter difficulties introducing our Duett sealing device into the United States market or expanding our presence in markets outside the United States, our business will be seriously harmed.

We currently rely on the Duett sealing device as our sole source of revenue

     We have developed only one product which is being sold only in a limited number of countries in the foreign market. Even if we were to develop additional products, FDA approval would be required in order to sell them in the United States. Preparation of the requisite materials to seek FDA approval and the approval process itself require a substantial amount of time and money. Therefore, we do not expect to be in a position to sell additional products in the foreseeable future. As a result, our success is solely dependent on the success of our Duett sealing device. If our Duett sealing device is not successful, our business will be seriously harmed.

We have incurred losses and we expect future losses

     Since we commenced operations in February 1997, we have incurred net losses from costs relating to the development and commercialization of our Duett sealing device. At June 30, 1999, we had an accumulated deficit of $10.3 million. We expect to continue to significantly increase our sales and marketing, research and development and general and administrative expenses. In particular, we intend to hire, train and deploy a direct sales force to sell our Duett sealing device in the United States. Because of our plans to invest heavily in sales and marketing, hire additional employees and expand our commercialization, we expect to incur significant net losses through at least December 31, 2000. Our business strategies may not be successful and we may not be profitable in any future period. If we do become profitable, we cannot be certain that we can sustain or increase profitability on a quarterly or annual basis.

It is difficult for us to predict our future operating results

     The relatively recent international introduction of our Duett sealing device and history of losses make prediction of future operating results difficult. You should not rely on our past revenue growth as any indication of future growth rates or operating results. Our future operating results will depend on many factors, including:

     .  when, if ever, we receive FDA approval to sell our Duett sealing device;

     . the timing of the introduction of our Duett sealing device into the United States market;

     .  the effect of intellectual property disputes;

     .  the demand for and acceptance of our Duett sealing device;

     . the success of our competition and the introduction of alternative means for vascular sealing;

     .  our ability to command favorable pricing for our Duett sealing device;

     .  the growth of the market for vascular sealing devices;

     . the expansion and rate of success of our direct sales force in the United States and our independent distributors internationally;

     .  actions relating to ongoing FDA compliance;

     . the size and timing of orders from independent distributors or customers;

     . the attraction and retention of key personnel, particularly in sales and marketing, regulatory, manufacturing and research and development;

     . unanticipated delays or an inability to control costs with respect to our Duett sealing device;

     . our ability to introduce new products and enhancements in a timely manner;

     . general economic conditions as well as those specific to our customers and markets; and

     . seasonal fluctuations in revenue due to the elective nature of some procedures.

     For the foregoing reasons, we believe our operating results are likely to vary significantly from quarter to quarter making quarter-to-quarter comparisons of our operating results an unreliable indication of our future performance. It is likely that in one or more future quarters, our operating results may not meet the expectations of analysts and investors. In this event, the price of our common stock will likely fall.

We need to hire, train and deploy a direct sales force to sell our Duett sealing device in the United States

     Because we have not yet received regulatory approval to sell our Duett sealing device in the United States, we have not hired a direct sales force and have no operating history with a direct sales force. We need to hire a direct sales force, including clinical specialists to perform physician training, to commercialize our Duett sealing device in the United States. We currently anticipate spending approximately $12 million during the period from July 1, 1999 through December 31, 2000 to hire, train and deploy our direct sales force. We believe that our new salespeople and clinical specialists will require approximately three months from their hiring date to become productive selling and training physicians to use our Duett sealing device. Furthermore, we believe that there is significant competition for direct sales personnel and clinical specialists with the advanced sales skills and technical knowledge we need. We may not be able to obtain, train and retain direct sales personnel and the future sales efforts of our direct sales force may not be successful.

We may face product liability claims that could result in costly litigation and significant liabilities

     The manufacture and sale of medical products entail significant risk of product liability claims. The medical device industry in general has been subject to significant medical malpractice litigation. Any product liability claims, with or without merit, could result in costly litigation, reduced sales, cause us to incur significant liabilities and divert our management's time, attention and resources. We cannot be sure that our product liability insurance coverage is adequate or that it will continue to be available to us on acceptable terms, if at all.

The market for vascular sealing devices is highly competitive and will likely become more competitive

     The existing market for vascular sealing devices is intensely competitive. We expect competition to increase further as additional companies begin to enter this market and/or modify their existing products to compete directly with ours. Our primary competitors are Perclose, Inc., which has agreed to be acquired by Abbott Laboratories, Datascope Corp. and St. Jude Medical, Inc., which sells a product developed by Kensey Nash Corporation. These companies have:

     .  FDA approval of their products;

     .  better name recognition;

     .  broader product lines;

     .  greater sales, marketing and distribution capabilities;

     .  significantly greater financial resources;

     .  larger research and development staffs and facilities; and

     .  existing relationships with some of our potential customers.

     We may not be able to effectively compete with these companies. In addition, broad product lines may allow our competitors to negotiate exclusive, long-term supply contracts and offer comprehensive pricing for their products. Broader product lines may also provide our competitors with a significant advantage in marketing competing products to group purchasing organizations and other managed care organizations that are increasingly seeking to reduce costs through centralized purchasing. Greater financial resources and product development capabilities may allow our competitors to respond more quickly to new or emerging technologies and changes in customer requirements that may render our Duett sealing device obsolete.

We currently depend solely on international sales and the marketing and sales efforts of our independent distributors

     All of our sales to date have been outside of the United States, and we anticipate that substantially all of our revenue will be derived from international sales until our Duett sealing device is approved, if ever, for sale in the United States. Our Duett sealing device is sold internationally through independent distributors, and our international sales are largely dependent on the marketing efforts of, and sales by, these distributors. Sales through distributors are subject to several risks, including the risk of financial instability of distributors and the risk that distributors will not effectively promote our Duett sealing device. Loss or termination of these distribution relationships could seriously harm our international sales efforts and could result in our repurchasing unsold inventory from former distributors by virtue of local laws applicable to distribution relationships, provisions of distribution agreements or negotiated settlements entered into with our distributors.

     Our international sales also are subject to other risks, including:

     .  the impact of recessions in economies outside the United States;

     . greater difficulty in collecting accounts receivable and longer collection periods;

     . unexpected changes in regulatory requirements, tariffs or other trade barriers;

     .  weaker intellectual property rights protection in some countries;

     .  potentially adverse tax consequences; and

     .  political and economic instability.

     The occurrence of any of these events could seriously harm our future international sales and our ability to successfully commercialize our Duett sealing device or any future product in any international market.

We have limited manufacturing experience and may encounter difficulties in expanding our manufacturing operations

     We have limited experience in manufacturing our Duett sealing device. We currently manufacture the Duett sealing device in limited quantities for international sales and clinical studies in the United States. We do not have experience in manufacturing our Duett sealing device in substantial commercial quantities. We may encounter difficulties in expanding our production of our Duett sealing device and new products, including problems involving production yields, quality control and assurance, component supply and shortages of qualified personnel, compliance with FDA regulations and requirements regarding good manufacturing practices, and the need for further regulatory approval of new manufacturing processes. Difficulties encountered by us in expanding our manufacturing capabilities could seriously harm our business.

Our business and results of operation may be seriously harmed by changes in third-party reimbursement policies

     In the United States, healthcare providers, including hospitals and clinics that purchase medical devices such as our Duett sealing device, generally rely on third-party payors, principally federal Medicare, state Medicaid and private health insurance plans, to reimburse all or part of the cost of catheterization procedures. We anticipate that in a prospective payment system, such as the system used by Medicare, and in many managed care systems used by private healthcare payors, the cost of the Duett sealing device will be incorporated into the overall cost of the procedure and that there will be no separate, additional reimbursement for our product.

     We could be seriously harmed by changes in reimbursement policies of governmental or private healthcare payors, particularly to the extent any changes affect reimbursement for catheterization procedures in which our Duett sealing device is used. Failure by physicians, hospitals and other users of our Duett sealing device to obtain sufficient reimbursement from healthcare payors for procedures in which our Duett sealing device is used or adverse changes in governmental and private third-party payors' policies toward reimbursement for such procedures would seriously harm our business.

     In international markets, acceptance of our Duett sealing device is dependent in part upon the availability of reimbursement within prevailing healthcare payment systems. However, in general, hospitals do not receive specific, cost-based, direct reimbursement for the use of our Duett sealing device. Reimbursement and healthcare payment systems in international markets vary significantly by country. Our failure to receive international reimbursement approvals could have a negative impact on market acceptance of our Duett sealing device in the markets in which these approvals are sought.

Our Duett sealing device and our manufacturing activities are subject to extensive governmental regulation

     Our Duett sealing device and our manufacturing activities are subject to extensive regulation by a number of governmental agencies, including the FDA and comparable international agencies. We are required to:

     . obtain the approval of the FDA and international agencies before we can market and sell our Duett sealing device;

     . satisfy these agencies' content requirements for all of our labeling, sales and promotional materials; and

     .  undergo rigorous inspections by these agencies.

     These regulatory agencies may also limit the indications for which our Duett sealing device is approved. Even if we receive approval of our Duett sealing device, these regulatory agencies may restrict or withdraw approval if additional information becomes available to support this action.

     We are also required to demonstrate compliance with the FDA's quality system regulations before we can receive FDA approval of our Duett sealing device. The FDA enforces its quality system regulations through pre-approval and periodic post-approval inspections. These regulations relate to product testing, vendor qualification, design control and quality assurance, as well as the maintenance of records and documentation. If we are unable to conform to these regulations, we will be required to locate alternative manufacturers that do conform. Identifying and qualifying alternative manufacturers may be a long and difficult process and could seriously harm our business.

     Compliance with the regulations of the FDA and international agencies may delay or prevent us from introducing our Duett sealing device in the United States or introducing any new or improved products. Furthermore, we may be subject to sanctions, including temporary or permanent suspension of operations, product recalls and marketing restrictions if we fail to comply with the laws and regulations pertaining to our business.

We rely on key vendors, including single source suppliers, to supply components for our Duett sealing device

     We purchase components used in our Duett sealing device from various suppliers and rely on single sources for the collagen and thrombin components of our Duett sealing device procoagulant. There are currently no FDA-approved alternative suppliers of thrombin and very few FDA-approved alternative suppliers of collagen. Because it requires FDA approval, establishing additional or replacement suppliers for thrombin would require a lead-time of at least two years and would involve significant additional costs. Any supply interruption from key vendors or failure by us to engage alternative vendors may limit our ability to manufacture our Duett sealing device and could therefore seriously harm our business.

We need to expand our management systems and controls to support our anticipated growth

     Our operations are growing rapidly and we expect this expansion to continue as we execute our business strategy. Our total number of employees grew from 19 on June 30, 1998 to 48 on June 30, 1999. We anticipate further increases in the number of our employees. Sustaining our growth has placed significant demands on management and our administrative, operational, personnel and financial resources. Accordingly, our future operating results will depend on the ability of our officers and other key employees to continue to implement and improve our operational, client support and financial control systems, and effectively expand, train and manage our employee base. We may not be able to manage our growth successfully and inability to sustain or manage our growth could seriously harm our business.

Our executive officers and key personnel are critical to our business and these officers and key personnel may not remain with us in the future

     Our success is highly dependent upon the continued service and skills of our executive officers and key regulatory, research and development and sales and marketing personnel. If we lose the services of any of these officers or key personnel, it may have a negative impact on our business. Our success will depend on our ability to attract and retain additional highly qualified management and technical personnel. We face intense competition from medical device, pharmaceutical and healthcare companies, universities and non-profit institutions for qualified personnel, and we may not be able to attract and retain qualified personnel. In addition, we rely on medical advisors and other consultants to assist us in formulating our research and development activities. These advisors and consultants are employed by other parties and may have commitments to, or agreements with, other entities, which may limit their availability to us.

We may require additional funding to satisfy our future capital expenditure needs

     We plan to continue to spend substantial funds to expand our sales and marketing activities, our research and development activities and our inventory requirements. Our future liquidity and capital requirements will depend upon numerous factors, including actions relating to regulatory matters, the costs and timing of expansion of sales and marketing, manufacturing and research and development activities, the extent to which our Duett sealing device gains market acceptance and competitive developments. Any additional required financing may not be available on satisfactory terms, if at all. If we are unable to obtain financing, we may be required to delay, reduce or eliminate some or all of our research and development activities or sales and marketing efforts.

Our ability to operate our business may be subject to Year 2000 risks

     Many currently installed computer systems and software products store dates using only the last two digits of the calendar year. As a result, such systems may not be able to distinguish whether "00" means 1900 or 2000, which may cause system failures or erroneous results. Our greatest potential exposure with respect to the Year 2000 problem stems from the possibility that some computer systems used by us and third parties with whom we do business will not be Year 2000 compliant, which may significantly delay or limit our ability to operate our business.

Concentration of ownership of our company may give some shareholders substantial influence and may prevent or delay a change in control of our company

     We anticipate that our executive officers and directors, together with their affiliates, will, in the aggregate, own approximately 4,730,255 shares, or ______%, of our outstanding common stock following the completion of this offering. These shareholders may be able to exercise substantial influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control of our company.

Our articles of incorporation and Minnesota law may discourage an acquisition of our company

     Provisions of our articles of incorporation and Minnesota law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders.

Management could spend or invest the proceeds of this offering in ways with which the shareholders may not agree, including the possible pursuit of other market opportunities

     Our management can spend or invest the proceeds from this offering in ways with which the shareholders may not agree. The investment of these proceeds may not yield a favorable return. Furthermore, because the market for vascular sealing devices is new and emerging, we may in the future discover new opportunities that are more attractive. As a result, we may commit resources to these alternative market opportunities. This action may require us to limit or abandon our current focus on developing, manufacturing and marketing our Duett sealing device. The risks associated with other markets may be different from the risks associated with the vascular sealing device market.

The price of our common stock could be highly volatile due to a number of variables

     An active trading market for our common stock may not develop or be sustained after completion of this offering. The initial public offering price of our common stock may not be indicative of the prices that will prevail in the public market after the offering, and the market price of our common stock could fall below the initial public offering price.

     The trading price of our common stock may fluctuate widely as a result of a number of factors, including:

     . delays in obtaining regulatory approvals, specifically the approval by the FDA of the PMA application for our Duett sealing device;

     .  quarterly variations in our operating results;

     .  market perception and customer acceptance of vascular sealing devices;

     .  increased competition;

     .  litigation concerning intellectual property rights;

     .  the loss of significant orders;

     .  general conditions in the medical device industry; and

     .  changes in earnings estimates by analysts.

     In addition, the stock market for medical device companies has experienced extreme price and volume fluctuations, which have often been unrelated to the operating performance of the companies experiencing these fluctuations.

Future sales of our common stock in the public market could cause our stock price to fall

     If our shareholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could fall. Upon completion of the offering, we will have ___________________ outstanding shares of common stock, assuming no exercise of outstanding options or warrants after June 30, 1999. Other than the shares sold in this offering which will be freely tradeable, ______ shares will become freely tradeable as of the date of this prospectus, an additional ____ shares will be freely tradeable 90 days after the date of this prospectus and the remaining shares will become freely tradeable at varying dates beginning 180 days after the date of this prospectus upon the expiration of lock-up agreements between our existing shareholders and the underwriters.

If holders of our common stock that have registration rights require us to register a large number of their shares for sale into the public market, the market price of our common stock and our ability to raise needed capital could be significantly harmed

     One hundred eighty days after the date of this prospectus, the holders of 3,777,777 shares of our common stock, which represent ______% of our outstanding common stock after this offering, and the holders of warrants to purchase 168,000 shares of our common stock will be entitled to have the resale of their shares registered under the Securities Act of 1933. If these holders cause a large number of shares to be registered and sold in the public market, such sales could seriously harm the market price for our common stock. In addition, if we include in a company-initiated registration shares held by these holders pursuant to the exercise of their registration rights, such sales may have a negative impact on our ability to raise needed capital.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. When used in this prospectus, the words "expects," "anticipates," "estimates" and "intends" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, statements under the captions "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere in this prospectus concerning, among other things:

     .  our future operating results;

     .  the comparative clinical performance of the Duett sealing device;

     . the ability to obtain regulatory and reimbursement approvals for the Duett sealing device;

     .  our ability to compete against existing and future competition;

     .  litigation or other unplanned future events;

     .  the future market for vascular sealing devices;

     .  our future capital expenditures and cash resources, and

     .  the use of the net proceeds from this offering.

     These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. The cautionary statements made in this prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this prospectus. We assume no obligation to update such forward-looking statements publicly for any reason, or to update the reasons actual results could differ materially from those anticipated in such forward-looking statements, even if new information becomes available in the future.


                                   TRADEMARKS

     We have filed a trademark registration application for Vascular Solutions Duett(TM). All other trademarks, service marks or trade names referred to in this prospectus are the property of their respective owners.

                                USE OF PROCEEDS

     We estimate the net proceeds to us from the sale of the _________ shares of our common stock offered pursuant to this offering to be approximately $________ million, or approximately $__________ million if the underwriters' over-allotment option is exercised in full, based on an assumed initial public offering price of $__________ per share (less the underwriting discount and estimated offering expenses we expect to pay).

     We intend to use the net proceeds from this offering primarily for operating expenses, including increased sales and marketing expenses associated with the anticipated commercial launch of our Duett sealing device in the United States. We currently anticipate spending approximately $12 million during the period from July 1, 1999 through December 31, 2000 to hire, train and deploy a direct sales force in the United States. Any remaining proceeds will be used for working capital and other general corporate purposes. The amounts that we actually spend for each of these purposes will vary significantly depending on a number of factors, including the amount of cash we generate from operations and the progress of our regulatory and sales and marketing efforts. As a result, we will retain broad discretion in the allocation of the net proceeds from this offering.

     Pending these uses, we intend to invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities.


                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our capital stock and do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings to fund the development and growth of our business.

                                 CAPITALIZATION

     The following table sets forth (1) our actual capitalization as of June 30, 1999 (2) our capitalization on a pro forma basis to give effect to the conversion of all shares of preferred stock into an aggregate of 3,777,777 shares of common stock upon the closing of this offering and (3) our capitalization on a pro forma basis as adjusted to give effect to our receipt of the estimated net proceeds from the sale of ________ shares of our common stock offered by this prospectus at an assumed initial public offering price of $_____ per share (less the underwriting discount and estimated offering expenses we expect to pay). You should read this information in conjunction with our financial statements and the related notes that appear elsewhere in this prospectus.

                                                                                            June 30, 1999
                                                                           -------------------------------------------------------
                                                                                            (in thousands)
                                                                                                                      Pro Forma
                                                                              Actual              Pro Forma           As Adjusted
                                                                           ------------         --------------       -------------
Long-term debt......................................................       $         --         $        --          $       --
Shareholders' equity:
 Series A preferred stock, $.01 par value, 2,000,000 shares
   authorized, 2,000,000 shares outstanding, actual; no
   shares outstanding, pro forma and pro forma as adjusted..........                 20                  --                  --
 Series B preferred stock, $.01 par value, 1,777,777 shares
   authorized, 1,777,777 shares outstanding, actual; no
   shares outstanding, pro forma and pro forma as adjusted..........                 18                  --                  --
 Common stock, $.01 par value, 16,222,223 shares authorized,
   4,313,057 shares outstanding, actual; 20,000,000 shares
   authorized, 8,090,834 shares outstanding, pro forma;
   20,000,000 shares authorized; __________ shares
   outstanding, pro forma as adjusted...............................                 43                  81
 Additional paid-in capital.........................................             20,703              20,703
 Deferred compensation..............................................               (128)               (128)               (128)
 Accumulated deficit................................................            (10,326)            (10,326)            (10,326)
                                                                           ------------         -----------          ----------
   Total shareholders' equity.......................................             10,330              10,330
                                                                           ------------         -----------          ----------
     Total capitalization...........................................       $     10,330         $    10,330          $
                                                                           ============         ===========          ==========

     The number of shares of common stock issued and outstanding, pro forma, as adjusted, is based on shares outstanding on June 30, 1999. It excludes 676,531 shares of common stock issuable upon exercise of options outstanding under our stock option plan and 553,715 shares of common stock issuable upon exercise of other outstanding stock option and warrant agreements.

                                    DILUTION

     If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma, adjusted net tangible book value per share of common stock immediately after completion of this offering.

     Our pro forma, net tangible book value as of June 30, 1999, after giving effect to the conversion of our outstanding preferred stock into common stock in connection with this offering, was $10,330,105 or $1.28 per share of common stock. Net tangible book value per share as of a specified date is determined by dividing our tangible book value (total tangible assets less total liabilities) by the number of outstanding shares of common stock at such date. After giving effect to our sale of the ___________ shares of common stock offered hereby (based upon an assumed initial public offering price of $_________ per share (less the underwriting discount and estimated offering expenses we expect to pay), our pro forma, adjusted net tangible book value as of June 30, 1999 would have been $________ or $________ per share of common stock. This represents an immediate increase in pro forma, adjusted net tangible book value to existing shareholders of $________ per share and an immediate dilution to new investors of $_______ per share. The following table illustrates the per share dilution:

Assumed initial public offering price per share...............................                   $
    Pro forma, net tangible book value per share at June 30, 1999.............   $     1.28
    Increase attributable to this offering....................................
                                                                                 ----------
Pro forma, adjusted net tangible book value per share after this offering.....
                                                                                                 ----------
Net tangible book value dilution per share to investors in this offering......                    $
                                                                                                 ==========

     The following table summarizes, on a pro forma basis as of June 30, 1999, after giving effect to the conversion of all outstanding shares of our preferred stock into shares of our common stock in connection with this offering, the difference between the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing shareholders and new investors in this offering at an assumed initial public offering price of $_____ per share:

                                                                                                        Average
                                      Shares Purchased                Total  Consideration               Price
                              ------------------------------     --------------------------------
                                   Number           Percent            Amount            Percent        Per Share
                              --------------    ------------     ----------------    ------------     ------------
Existing shareholders.....         8,090,834               %          $20,268,810               %            $2.51
New investors.............
                              --------------    ------------     ----------------    ------------
   Total                                                100%                                 100%
                              ==============    ============     ================    ============

     This discussion and table assumes no exercise of options outstanding under our stock option plan or other outstanding options or warrants to purchase shares of our common stock. On June 30, 1999, there were options outstanding to purchase 676,531 shares of common stock under our stock option plan and 553,715 shares of common stock issuable upon exercise of outstanding stock option and warrant agreements. To the extent that any of these options or warrants are exercised, there will be further dilution to new investors.

                            SELECTED FINANCIAL DATA

     The selected statement of operations data shown below for the years ended December 31, 1997 and 1998 and the balance sheet data as of December 31, 1997 and 1998 are derived from our financial statements, which have been audited by Ernst & Young LLP, independent auditors. The selected financial data for the six months ended June 30, 1998 and 1999 and as of June 30, 1999 has been derived from our unaudited financial statements which, in the opinion of management, include all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation of the financial information shown in these statements. The results for the six months ended June 30, 1998 and 1999 are not necessarily indicative of the results to be expected for the full year or for any future period. When you read this selected financial data, it is important that you also read the historical financial statements and related notes included in this prospectus, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations." Historical results are not necessarily indicative of future results.

                                                  Year ended December 31,                      Six Months Ended June 30,
                                       ------------------------------------------    ------------------------------------------
                                                1997                   1998                   1998                   1999
                                       -------------------    -------------------    -------------------    -------------------
                                                                (in thousands, except per share amounts)
Statement of Operations Data:
     Net sales.........................  $               -      $             494      $             133       $            514
     Cost of goods sold................                  -                    442                    126                    442
                                       -------------------    -------------------    -------------------    -------------------
     Gross profit......................                  -                     52                      7                     72

     Operating expenses:
      Research and development.........                766                  2,348                  1,129                  1,647
      Clinical and regulatory..........                259                  1,376                    414                    882
      Sales and marketing..............                273                  1,075                    352                    850
      General and administrative.......                426                    668                    318                    409
                                       -------------------    -------------------    -------------------    -------------------
     Total operating expenses..........              1,724                  5,467                  2,213                  3,788
                                       -------------------    -------------------    -------------------    -------------------

     Operating loss....................             (1,724)                (5,415)                (2,206)                (3,716)
     Interest income...................                 72                    274                    161                    183
                                       -------------------    -------------------    -------------------    -------------------

     Net loss..........................  $          (1,652)     $          (5,141)     $          (2,045)      $         (3,533)
                                       ===================    ===================    ===================    ===================
     Pro forma basic and diluted net
       loss per share..................                         $            (.89)                             $           (.47)
                                                              ===================                           ===================
     Shares used in pro forma net loss
       per share calculation...........                                     5,767                                         7,480

                                                                         December 31,                        June 30,
                                                           -----------------------------------------
                                                                   1997                  1998                  1999
                                                           -------------------   -------------------   -------------------
                                                                                   (in thousands)
Balance Sheet Data:
     Cash and cash equivalents..........................                $7,299               $ 9,897               $ 9,201
     Working capital....................................                 7,031                 9,933                 9,681
     Total assets.......................................                 7,559                11,007                10,674
     Long-term debt.....................................                     -                     -                     -
     Total shareholders' equity.........................                 7,216                10,546                10,330

         For information regarding the determination of the number of shares used in computing pro forma basic and diluted net loss per share amounts, see note 2 of notes to the financial statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the financial condition and results of operations should be read in conjunction with the financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, those described under "Risk Factors" and elsewhere in this prospectus.

Overview

     Since we commenced operations in February 1997, we have been engaged in the design, development, clinical testing and, more recently, the manufacture and sale in international markets of the Vascular Solutions Duett sealing device. Our Duett sealing device is designed to seal the puncture site following catheterization procedures such as angiography, angioplasty and stenting. We have received regulatory approvals to market the Duett sealing device in several international markets, principally in Europe. On June 30, 1999, we completed the submission of our PMA application to the FDA for approval to sell our Duett sealing device in the United States.

     We have a limited history of operations and have experienced significant operating losses since inception. As of June 30, 1999, we had an accumulated deficit of $10.3 million. We commenced international sales in February 1998.
To date, we have generated all of our revenue from sales to international distributors who resell the device to hospitals. We anticipate that substantially all of our revenues will be derived from sales to our independent international distributors until we receive approval to market our Duett sealing device in the United States, if ever. Upon FDA approval, we plan to sell our product in the United States with a direct sales force.

     Although we have experienced revenue growth in recent periods, this growth may not be sustainable and, therefore, these recent periods should not be considered indicative of future performance. We may never achieve significant revenues or profitability, or if we achieve significant revenues they may not be sustained in future periods.

Results of Operations

 Six months ended June 30, 1999 compared to six months ended June 30, 1998

     Net sales increased 288% to $514,500 for the six months ended June 30, 1999 from $132,750 for the six months ended June 30, 1998. This increase in net sales was the result of increased shipments of our Duett sealing device to our existing independent international distributors and shipments to new independent international distributors covering other territories. International sales of our Duett sealing device commenced in February 1998. Sales to our German, Norwegian, Italian and Austrian distributors accounted for approximately 25%, 22%, 16% and 15% of net sales for the six months ended June 30, 1999.

     Cost of goods sold consists primarily of direct material component costs, personnel expenses and manufacturing equipment and overhead related to the production of our Duett sealing device. Cost of goods sold as a percentage of net sales decreased to 86% for the six months ended June 30, 1999 from 95% for the six months ended June 30, 1998. This decrease as a percentage of net sales resulted from improvements in manufacturing efficiencies and increases in the number of Duett sealing devices manufactured. We expect cost of goods sold as a percentage of net sales to continue to decline as our manufacturing volume increases and we improve our manufacturing processes.

     Research and development expenses increased 46% to $1,646,978 for the six months ended June 30, 1999 from $1,129,205 in the six months ended June 30, 1998. This increase was primarily a result of additional personnel required for the continued development of the Duett sealing device. The increase is also attributable to prototyping costs, legal costs related to patent applications and costs of materials associated with the development of our next generation sealing device. We expect our research and development expenses to continue to increase as we continue work on product improvements and explore new product opportunities.

     Clinical and regulatory expenses increased 113% to $882,303 for the six months ended June 30, 1999 from $413,478 for the six months ended June 30, 1998. These expenses consist of payments to clinics for participation in clinical studies, company personnel related to clinical study administration and payments to regulatory agencies as part of the product approval process. This increase was the result of costs associated with the 695-patient multi-center clinical study of our Duett sealing device which commenced in August 1998 and was completed in March 1999. In addition to the payments to the clinical centers for patient enrollment and data collection, we contracted with a third party to perform data analysis and computation for the study. We also contracted with a third party to perform a cost outcomes study of the patient data from this multi-center study. We expect our clinical and regulatory expenses to decrease over the next year as additional clinical studies are expected to be smaller in scope than the completed 695-patient multi-center clinical study.

     Sales and marketing expenses increased 141% to $849,429 for the six months ended June 30, 1999 from $351,935 for the six months ended June 30, 1998. This increase was due primarily to increases in personnel and costs associated with travel, marketing and physician training for the international distribution of the Duett sealing device. We currently anticipate spending $12 million during the period from July 1, 1999 through December 31, 2000 to hire, train and deploy a direct sales force in the United States. These increases will be principally related to hiring additional sales and marketing personnel, expanding marketing efforts and training new physicians.

     General and administrative expenses increased 29% to $409,460 for the six months ended June 30, 1999 from $317,465 in the six months ended June 30, 1998. This increase was primarily the result of the costs associated with additional personnel and the expansion of our facilities. We anticipate that general and administrative expenses will increase for the foreseeable future as we continue to add administrative personnel and infrastructure.

     Interest income increased to $183,036 for the six months ended June 30, 1999 from $161,095 for the six months ended June 30, 1998 primarily as a result of higher cash balances resulting from our private equity financing completed in the fourth quarter of 1998.

 Year ended December 31, 1998 compared to the year ended December 31, 1997

     Net sales of $494,150 in 1998 were the result of shipments to international distributors, with 65% of the sales attributable to our German distributor and 16% of the sales attributable to our Austrian distributor. We commenced international sales in February 1998 and, accordingly, had no revenues in 1997.

     Cost of goods sold were $442,565, or 90%, of net sales, in 1998. These costs reflected the commencement of manufacturing and assembly operations as well as manufacturing, engineering and support functions.

     Research and development expenses increased 206% to $2,348,281 in 1998 from $766,176 in 1997. This increase was primarily a result of the hiring of additional personnel required to develop our Duett sealing device, legal costs related to patent applications and costs of materials associated with the development of our Duett sealing device.

     Clinical and regulatory expenses increased 430% to $1,375,595 in 1998 from $259,503 in 1997. The increase was primarily the result of costs associated with our clinical studies that commenced in January 1998.

     Sales and marketing expenses increased 294% to $1,075,250 in 1998 from $273,089 in 1997. The increase was due primarily to the international commercial launch of our Duett sealing device in February 1998, resulting in increases in costs associated with travel, marketing and physician training.

     General and administrative expenses increased 57% to $667,522 in 1998 from $425,596 in 1997. The increase was primarily the result of additional administrative personnel and facilities costs.

     Interest income increased to $273,877 in 1998 from $72,546 in 1997 primarily as a result of higher cash balances resulting from our December 1997 private equity financings.

Income Taxes

     We have not generated any pre-tax income to date and therefore have not paid any federal income taxes since inception in December 1996. No provision or benefit for federal and state income taxes has been recorded for net operating losses incurred in any period since our inception.

     As of December 31, 1998, we had $5,615,000 of federal net operating loss carryforwards available to offset future taxable income which begin to expire in the year 2013. As of December 31, 1998, we also had federal and state research and development tax credit carryforwards of $306,300 which begin to expire in the year 2013. Under the Tax Reform Act of 1986, the amounts of and benefits from net operating loss carryforwards may be impaired or limited in certain circumstances, including significant changes in ownership interests. Future use of our existing net operating loss carryforwards may be restricted due to changes in ownership or from future tax legislation.

     We have established a valuation allowance against the entire amount of our deferred tax asset because we have not been able to conclude that it is more likely than not that we will be able to realize the deferred tax asset, due primarily to our history of operating losses.

Liquidity and Capital Resources

     We have financed all of our operations since inception through the issuance of equity securities. Through June 30, 1999, we have sold common stock and preferred stock generating aggregate net proceeds of $20.3 million. At June 30, 1999, we had $9.2 million in cash and cash equivalents on-hand. During the six-month periods ended June 30, 1998 and 1999, we used $2.7 million and $3.7 million of cash and cash equivalents and for the years ended December 31, 1997 and 1998, we used $1.5 million and $5.8 million of cash and cash equivalents. The increase in cash used in operations is due primarily to higher expenses associated with increased research and development activities, clinical study costs, initiation of sales and marketing activities in international markets, increased general and administrative expenses to support increased operations and purchases of inventory to support international sales.

     We currently anticipate that we will continue to experience significant growth in our expenses for the foreseeable future and our expenses will be a material use of our cash resources. We anticipate that our operating losses will continue through at least December 31, 2000, because we plan to spend substantial amounts hiring and training a direct United States sales force, funding sales and marketing activities and creating and expanding research and development initiatives. We believe that current cash balances along with cash generated from the future sales of products and the proceeds of this offering will be sufficient to meet our operating and capital requirements for at least the next 12 months. Our future liquidity and capital requirements will depend on numerous factors, including progress on the FDA approval process of our PMA application, the extent to which our Duett sealing device gains market acceptance and competitive developments.

     If cash generated from operations is insufficient to satisfy our cash needs, we may be required to raise additional funds. If we raise additional funds through the issuance of equity securities, our shareholders may experience significant dilution. Furthermore, additional financing may not be available when needed or, if available, financing may not be on terms favorable to us or our shareholders. If financing is not available when required or is not available on acceptable terms, we may be unable to develop or market our products or take advantage of business opportunities or respond to competitive pressures.

Year 2000

     Many currently installed computer systems and software are coded to accept only two-digit entries in the date code fields. These date code fields will need to accept four-digit entries to distinguish whether "00" means 1900 or 2000. This problem could result in system failures or miscalculations causing disruptions of business operations (including, among other things, a temporary inability to process transactions, send invoices or engage in other similar business activities). As a result, many companies' computer systems and software will need to be upgraded or replaced in order to comply with Year 2000 requirements. The potential global impact of the Year 2000 problem is not known. If Year 2000 problems are not corrected in a timely manner, they could affect us.

     We have formed a project team to address internal Year 2000 issues. Our internal financial and other computer systems are being reviewed to assess and remediate Year 2000 problems. Our assessment of internal systems includes our information technology systems as well as other systems which include embedded technology in equipment containing microprocessors or other similar circuitry. Our Year 2000 compliance program includes the following phases:

  .    identifying systems that need to be modified or replaced;

  . carrying out remediation work to modify existing systems or convert to new systems; and

  . conducting validation testing of systems and applications to ensure compliance.


     The amount of remediation work required to address internal Year 2000 problems is not expected to be extensive. We have installed most of our operational systems and personal computers in the last 18 months. We believe that this equipment and software substantially addresses Year 2000 issues. However, we will be required to modify some of our existing hardware and software in order for our computer systems to function properly in the year 2000 and thereafter. We estimate that we will complete our Year 2000 compliance program for all of our significant internal systems no later than October 31, 1999, at minimal costs. There can be no assurance that these estimates are correct or that actual costs will not be materially greater than anticipated.

     In addition, we are in the process of surveying our major suppliers and evaluating their plans to address potential Year 2000 issues. We anticipate that this evaluation will be completed by October 31, 1999. We will rely primarily on our suppliers' commitments to accomplish this task but have no contractual commitments from the suppliers regarding Year 2000 issues. It is impossible to fully assess the potential consequences in the event interruptions from suppliers occur or in the event that there are disruptions in infrastructure areas such as utilities, communications, transportation, banking or government.

     Based on our assessments to date, we believe we will not experience any material disruptions as a result of Year 2000 problems in internal processes, information processing, and interfaces with major customers or with processing orders and billing. However, our ability to timely ship products to our customers would be disrupted if suppliers or other third-party providers, such as those providing electricity, water or telephone services, experience difficulties in providing products or services to us. These difficulties could seriously harm our business. In addition, if our information technology systems are not Year 2000 compliant, we would have to devote significant resources to correct such problems and we may be unable to process customer orders, which could lead to shipment delays. We have not yet developed a contingency plan to address these potential issues, but we will assess the need to develop such a plan based on the outcome of our Year 2000 review. Assuming no major disruption in service from suppliers or other third parties, we believe that we will be able to manage our total Year 2000 transition without any material effect on our results of operations or financial condition.

                                    BUSINESS

Overview

     We manufacture, market and sell the Vascular Solutions Duett sealing device, which enables cardiologists and radiologists to rapidly seal the entire puncture site following catheterization procedures such as angiography, angioplasty and stenting. A catheterization procedure involves the insertion of a catheter through a patient's skin and into an artery to perform minimally invasive medical procedures. Our product combines a simple balloon catheter delivery mechanism with a proprietary, biological procoagulant mixture, which we believe offers advantages over both manual compression and the existing FDA-approved vascular sealing devices. We began selling our product in Europe in February 1998. On June 30, 1999 we completed the submission of our PMA application to the FDA. If we receive approval of our application we will commence selling our Duett sealing device in the United States. Over 6,000 deployments of our device have been performed worldwide. While the vascular sealing device market has developed quickly from less than $20 million in sales in 1996 to $110 million in 1998, it represents less than 15% of the $1 billion potential annual market, based on the current number of catheterization procedures performed.

     We believe that we are well-positioned to capture a substantial share of the vascular sealing device market opportunity as our Duett sealing device offers the following benefits:

     . complete closure of the entire puncture site, consisting of the arterial puncture and the tissue tract--the tissue between the skin surface and the artery;

     . compatibility with anti-clotting medications, such as ReoPro(R), which are increasingly used in therapeutic catheterization procedures, through the use of thrombin in our biological procoagulant;

     . nothing is left behind in the artery to cause an infection or to interfere with accessing the site again, if that becomes necessary;

     . rapid deployment of an easy-to-use, one-size-fits-all device through the existing introducer sheath; and

     . improved patient comfort and increased provider efficiencies by minimizing the amount of manual compression and the period of immobile bed rest.

Industry Background

     Over 60 million Americans have one or more types of cardiovascular disease-diseases of the heart and blood vessels. Cardiovascular disease is the number one cause of death in the United States and is replacing infectious disease as the world's pre-eminent health risk. Advances in medicine have enabled physicians to perform an increasing number of diagnostic and therapeutic treatments of cardiovascular disease using minimally invasive methods, such as catheters placed inside the arteries, instead of highly invasive open surgery. Cardiologists and radiologists use diagnostic procedures, such as angiography, to confirm, and interventional procedures, such as angioplasty and stenting, to treat, diseases of the coronary and peripheral arteries. Based on industry statistics, we estimate that cardiologists and radiologists performed over seven million diagnostic and interventional catheterization procedures worldwide in 1998. The number of catheterization procedures performed is expected to grow by 10% to 12% each year for the next three years as the incidence of cardiovascular disease continues to increase.

     Each procedure using a catheter requires a puncture in an artery (usually the femoral artery in the groin area) of the patient to gain access for the catheter, which is deployed through an introducer sheath. Upon removal of the catheter, the physician must seal this puncture in the artery and the tissue tract that leads from the skin surface to the artery to stop bleeding. The standard method for sealing the puncture site has been a manual process whereby a healthcare professional applies direct pressure to the puncture site, sometimes using a sand bag or a large C-clamp, for 20 minutes to an hour in order to form a blood clot. The healthcare professional then monitors the patient, who must remain immobile in order to prevent dislodging of the clot, for an additional four to 48 hours.

     Patients subjected to manual compression generally experience significant pain and discomfort during compression of the puncture site and during the period in which they are required to be immobile. Many patients report that this pain is the most uncomfortable aspect of the catheterization procedure. In addition, patients usually develop a substantial coagulated mass of blood, or hemotoma, around the puncture site, limiting patient mobility for up to six weeks following the procedure. Finally, the need for healthcare personnel to provide compression and the use of hospital beds during the recovery period results in substantial costs to the institution which, under virtually all current healthcare payment systems, are not separately reimbursed.

     In addition to this discomfort and cost, manual compression can result in major complications at the puncture site. These major complications can include a pseudo-aneurysm (blood continuing to flow from the artery into the coagulated blood mass at the puncture site), collapse of the femoral artery or femoral nerve damage from the extended compression. Additional procedures may be required to correct these major complications.

     The increasing use of medications to prevent blood clot formation during interventional catheterization procedures has increased the difficulty in sealing the puncture site using manual compression. During and following the catheterization procedure, physicians are concerned with the formation of blood clots in the coronary or peripheral arteries. To prevent clots from forming, the physician typically administers heparin (an anticoagulant) during the interventional catheterization procedure. More recently, drugs which prevent blood clotting by inhibiting platelet aggregation, such as ReoPro(R), are also being used in interventional catheterization procedures. Because these platelet inhibitor drugs limit the ability of blood to clot, they also increase the difficulty of sealing the puncture site using manual compression and the natural clotting process following the catheterization procedure.

     Until 1996, manual compression was used following virtually all catheterization procedures. In late 1995, the first vascular sealing device which did not rely on compression was introduced in the United States. Three devices have received FDA approval and are currently being marketed around the world.

     . One device places a dry collagen plug in the tissue tract adjacent to the puncture in the artery. The plug seals the tissue tract, however, the clotting effect of collagen at the puncture in the artery is limited, particularly if anticoagulants or platelet inhibitors are present in the bloodstream. As a result, manual pressure may be required for an additional period of time in order to achieve closure of the puncture in the artery.

     . The second device inserts a collagen plug into the tissue tract connected by a suture to a biodegradable anchor which is inserted into the artery. This device is held in place for approximately 20 minutes to seal the puncture in the artery. The presence of the anchor prohibits reaccess to the puncture site for up to 90 days. The reliance on collagen as the clotting agent limits the effectiveness of this device in patients being treated with anticoagulants or platelet inhibitors.

     . The third device is a mechanical device that enables a physician to perform a minimally invasive replication of open surgery. This device employs remotely controlled needles to suture the puncture in the artery but leaves the tissue tract unsealed. The non-absorbable suture permanently remains at the arterial puncture. This device is more complicated to learn and use than the collagen-based devices.

In aggregate, $110 million of these three FDA-approved devices were sold worldwide in 1998 compared to less than $20 million in 1996. Based on the number of catheterization procedures performed annually by cardiologists and radiologists, industry sources report that the total market opportunity for vascular sealing devices is approximately $1 billion. Accordingly, the market opportunity for vascular sealing devices is less than 15% penetrated.

The Vascular Solutions Duett Sealing Device

     We believe our product addresses the current demand for a sealing device that (1) improves patient comfort and is more efficient than manual compression, and (2) compared to currently available FDA-approved sealing devices, offers a better combination of a complete seal of the puncture site with nothing left behind in the artery in an easy-to-use system. Our product uses a balloon catheter, a device already familiar to cardiologists and radiologists, which is inserted through the introducer sheath that is already in the patient. The inflated balloon serves as a temporary mechanical seal, preventing the flow of blood from the artery. Our biological procoagulant, which is a proprietary mixture of collagen, thrombin and diluent, is then delivered to the puncture site, stimulating rapid clotting and creating a complete seal of both the arterial puncture and the tissue tract from the artery to the skin surface. The blood-clotting speed and strength of thrombin enable the use of the Duett sealing device even in the presence of the powerful anti-clotting medications, such as ReoPro(R), increasingly used in interventional catheterization procedures. With our Duett sealing device, nothing is left behind in the artery, so immediate reaccess of the site, if necessary, is possible, and the potential for infection is minimized.

Business Strategy

     Our primary objective is to establish our Duett sealing device as the leading product in the rapidly growing vascular sealing device market. The key steps in achieving this objective are the following:

     . Obtain FDA Approval for Sale of the Duett Sealing Device in the United States. On June 30, 1999, we completed the submission of our PMA application to the FDA for approval to sell our Duett sealing device in the United States. Included in this application were the results of our 695-patient multi-center clinical study in which our Duett sealing device demonstrated (1) reduced time to the cessation of bleeding, (2) reduced time to ambulation of the patient and (3) no statistically significant increase in major complications compared to manual compression. The pursuit of FDA approval of our Duett sealing device for sale in the United States is our top priority.

     . Promote the Duett Sealing Device's Clinical Benefits. We believe that the primary clinical benefits of the Duett sealing device are improved patient outcomes and provider efficiencies through:

          . complete closure of the entire puncture site, consisting of the arterial puncture and the tissue tract;

          . compatibility with anti-clotting medications, such as ReoPro(R), through the use of thrombin in our biological procoagulant;

          . leaving nothing behind in the artery to cause an infection or to interfere with accessing the site again, if that becomes necessary;

          . rapid deployment of a one-size-fits-all device through the existing introducer sheath with minimal physician training time required; and

          . minimizing the amount of manual compression and the period of immobile bed rest.

          We intend to use our existing and growing body of clinical results to initiate use of our Duett sealing device by physicians currently using manual compression and to convert physicians from other vascular sealing devices to our product. We plan on building market awareness of our Duett sealing device through a wide range of programs, materials and events, including conference and trade show appearances and the dissemination of sales literature and promotional materials.

     . Capitalize on the Large and Growing Vascular Sealing Market. While the market for vascular sealing devices has developed quickly, from less than $20 million in sales in 1996 to $110 million in 1998, it represents less than 15% of the $1 billion potential annual market, based on the current number of catheterization procedures performed. The primary factors underlying the market opportunity for vascular sealing devices are the significant and growing number of catheterization procedures being performed and the substantial majority of the resulting puncture sites still being sealed through manual compression. The growth in catheterization procedures by cardiologists and radiologists reflects an increasing incidence of cardiovascular disease and the growing number of catheterization laboratories worldwide. In 1998, over seven million catheterization procedures were performed. This number is expected to increase by 10% to 12% each year for the next three years. Although the market for vascular sealing devices has grown rapidly, 85% of the arterial punctures in 1998 were sealed using manual compression. We believe that our device offers benefits that position it well to capture a significant share of the market for vascular sealing devices.

     . Hire, Train and Deploy a Direct Sales Force in the United States. Upon FDA approval of our PMA application, we intend to sell our Duett sealing device in the United States through a direct sales force that will include clinical specialists who will train interventional cardiologists, radiologists and catheterization laboratory administrators on the use of our product. We believe that effective training is a key factor in promoting use of our Duett sealing device. We have created and will continue to work to improve an in-the-field training and certification program for the use of our Duett sealing device. We anticipate that our initial direct sales force will be substantially in place prior to our receiving FDA approval of our PMA application. We currently anticipate spending approximately $12 million during the period from July 1, 1999 through December 31, 2000 to hire, train and deploy our direct sales force.

     .    Develop Duett Sealing Product Line Extensions and Explore New
          Product Opportunities.   In addition to developing next generation
          versions of our Duett sealing device, we are evaluating enhancements that will allow our product to be used in interventional procedures that result in larger (greater than nine French or three millimeters in diameter) arterial punctures. Furthermore, we intend to leverage our knowledge and experience in the vascular sealing market into other interventional cardiology and radiology products.

Clinical Results and Regulatory Status

     On June 30, 1999, we completed the submission of our PMA application to the FDA for approval to sell our Duett sealing device in the United States. To date, over 6,000 deployments of our Duett sealing device have been performed worldwide. A total of 14 scientific publications and presentations have been made on our Duett sealing device at interventional cardiology and radiology meetings, reporting the results of over 2,500 deployments.

     Five separate clinical studies of our Duett sealing device have been performed to date, each of which produced very favorable clinical results.

                     Duett Sealing Device Clinical Studies

--------------------------------------------------------------------------------------------------------------
         Study                      Time Frame               Patients Enrolled         Number of Centers
--------------------------------------------------------------------------------------------------------------
European Feasibility                July 1997                        24                         1
--------------------------------------------------------------------------------------------------------------
European Multi-Center      October 1997 - January 1998               48                         2
--------------------------------------------------------------------------------------------------------------
U.S. Feasibility           January 1998 - February 1998              43                         2
--------------------------------------------------------------------------------------------------------------
European Registry            June 1998 - January 1999             1,587                        25
--------------------------------------------------------------------------------------------------------------
SEAL Multi-Center            August 1998 - March 1999               695                        15
--------------------------------------------------------------------------------------------------------------

     The most recent clinical study of our Duett sealing device was our Simple and Effective Arterial cLosure ("SEAL") clinical study which was performed between August 1998 and March 1999. The SEAL study was a randomized, controlled study to support our PMA application with the FDA. As part of this study, we contracted with The Cardiovascular Data Analysis Center of the Beth Israel Medical Group to perform data analysis and computation and Emory University to perform a cost outcomes study of the patient data. In the SEAL study, the Duett sealing device demonstrated (1) reduced time to the cessation of bleeding, (2) reduced time to ambulation of the patient and (3) no statistically significant increase in major complications compared to manual compression. These were the three primary endpoints we submitted to the FDA with our PMA application.

Sales, Marketing and Distribution

     Our initial sales and marketing strategy has been to sell to interventional cardiologists and radiologists through established independent distributors in major international markets, subject to required regulatory approvals. Our Duett sealing device is currently marketed through independent distributors in Germany, Austria, Switzerland, Norway, Denmark, Finland, the Netherlands, the United Kingdom, Taiwan, Italy and Hong Kong. We intend to add independent distributors in other countries as our sales and marketing efforts are expanded. Under multi-year written distribution agreements with each of our independent distributors, we ship our Duett sealing device to these distributors upon receipt of purchase orders. Each of our independent distributors has the exclusive right to sell our Duett sealing device within a defined territory. These distributors also market other medical products, although they have agreed not to sell other vascular sealing devices. Our independent distributors purchase our Duett sealing device from us at a discount from list price and resell the device to hospitals and clinics. Sales to international distributors are denominated in United States dollars. The end-user price is determined by the distributor and varies from country to country.

     All of our revenues through June 30, 1999 were derived from sales to international distributors, primarily in Europe, none of which is affiliated with us. Sales in Europe constituted 94% of our net sales for each of the year ended December 31, 1998 and the six months ended June 30, 1999. Sales to Cardiologic G.m.b.H., our German distributor, accounted for 65% of our net sales for the year ended December 31, 1998 and sales to Moderne Medizintechnik m.b.H, our Austrian distributor, accounted for 16% of net sales for the same period. Sales to our German, Norwegian, Italian and Austrian distributors accounted for approximately 25%, 22%, 16% and 15% of net sales for the six months ended June 30, 1999.

     As of June 30, 1999, our sales and marketing staff consisted of 11 people. Upon receiving FDA approval of our PMA application, we plan to market our Duett sealing device in the United States through a direct sales organization. We believe that the majority of interventional catheterization procedures in the United States are performed in high volume catheterization laboratories, and that these institutions can be served by a focused direct sales force. While we intend to initially focus on these high volume laboratories, we believe that our Duett sealing device's ease of use and relatively short training time will also make our product attractive to lower volume laboratories.

     As part of our sales force, we intend to hire clinical specialists to train physicians and other healthcare personnel on the use of the Duett sealing device. We believe that effective training is a key factor in encouraging physicians to use our Duett sealing device. We have created, and will continue to work to improve an in-the-field training and certification program for the use of our Duett sealing device. We will seek to develop and maintain close working relationships with our customers to continue to receive input concerning our product development plans.

     We are focused on building market awareness and acceptance of our Duett sealing device. Our marketing organization provides a wide range of programs, materials and events that support our sales force. These include product training, conference and trade show appearances and sales literature and promotional materials. Members of our medical advisory board also aid in marketing our Duett sealing device by publishing articles and making presentations at physicians' meetings and conferences.

Product Technology

     The components of our proprietary Duett sealing device consist of a very thin balloon catheter and a procoagulant mixture. The balloon catheter consists of a balloon made of polyethylene connected to a wire, covered by a sleeve. The procoagulant is a proprietary mixture of collagen, thrombin and a diluent. Both collagen and thrombin have been approved for use as blood clotting agents in the human body by the FDA for over ten years. The mixture of thrombin (which is a very rapid blood clotting agent) and collagen (which allows the procoagulant to assume a gel-like viscosity) provides a highly effective clotting agent when delivered directly to the puncture site. The diluent is a liquid used to create the desired viscosity and neutralize the pH of the mixture. The procoagulant is mixed before use and the Duett sealing device is deployed in the following steps:

  [Schematic drawing of introducer sheath in artery labeling the items listed below:]

                                     Artery
                               Arterial puncture
                                  Tissue tract
                               Introducer sheath

     The Duett catheter can be deployed through any commonly used introducer sheath from five French to nine French in diameter. Therefore, the sheath that is already in the femoral artery is left in place and no replacement of the sheath is required.

  [Schematic drawing of Duett catheter in the artery labeling the items listed below:]

                                 Duett catheter
                               Duett procoagulant
                          Sidearm of introducer sheath

     The Duett catheter is then inserted through the introducer sheath and into the femoral artery and the syringe containing the Duett procoagulant is attached to the sidearm of the introducer sheath.

  [Schmatic drawing of Duett catheter inflated and creating a temporary seal;
                        labeling the item listed below:]

                        Inflated Duett balloon catheter

     Using a syringe, the balloon is inflated and positioned against the inner surface of the artery where the arterial pressure and gentle traction result in the balloon acting as a temporary seal of the puncture.

           [Schematic drawing of Duett procoagulant being delivered]

     Next, the procoagulant is delivered directly to the top of the arterial puncture and the tissue tract through the sidearm of the introducer sheath. The procoagulant stimulates rapid clotting through the powerful action of thrombin and collagen. The introducer sheath is removed from the body as the procoagulant agent is being delivered.

  [Schematic drawing of Duett catheter being deflated labeling the item listed below:]

                             Duett catheter sleeve

     Immediately after the delivery of the procoagulant to the tissue tract, the balloon is deflated and covered by the sleeve. The slippery nature of the sleeve as well as its low profile (approximately one millimeter in diameter) allows for removal of the balloon catheter from the artery without disruption of the procoagulant.

         [Schematic drawing of artery labeling the item listed below:]

                         Complete seal of puncture site

     After removal of the Duett catheter from the artery, manual pressure is maintained for a short time (usually two to five minutes) to assure the seal. We recommend ambulation of patients generally one to two hours after diagnostic catheterizations and two to four hours after interventional catheterization procedures.

Research and Development

     Our eight person research and development staff is currently focused on improving our Duett sealing device to include the use of a modified procoagulant designed for improved patient comfort and to reduce our cost of goods sold. To further reduce our costs, our research and development group is in the process of developing some of the component manufacturing steps currently performed by outside vendors.

     We intend to research and develop new sealants in the future for use in our Duett sealing device as well as to apply our core closure technology to other catheterization procedures, including cardio-pulmonary support procedures, treatment of abdominal aortic aneurysms and treatment of pseudo-aneurysms. The large size of the punctures in these procedures makes closure of the puncture site very difficult using conventional compression methods. We believe that modifications of our delivery system will allow our sealing technology to be useful in larger, greater than nine French, punctures of the femoral artery as well as in cases of abnormalities such as pseudo-aneurysms.

     We expect our research and development activities to expand to include evaluation of new concepts and products beyond vascular sealing in the interventional cardiology and radiology field. We believe that there are many potential new interventional products that would fit within the development, clinical, manufacturing and distribution network we have created for our Duett sealing device.

Manufacturing

     We manufacture our Duett sealing device in our facility in a suburb of Minneapolis, Minnesota. The catheter manufacturing and packaging processes occur under a controlled clean room environment. Our manufacturing facility and processes have been certified as compliant with the European Community's ISO 9001 standards and will be audited for compliance with the FDA's good manufacturing practices.

     We purchase components from various suppliers and rely on single sources for several parts of the Duett sealing device. In September 1998, we entered into a ten year supply agreement with our collagen supplier that provides for a fixed price based on volume purchases which is adjusted annually for increases in the Department of Labor's employer's cost index. In June 1999, we entered into a five year supply agreement with our thrombin supplier that provides for a fixed price with a price adjustment formula based on increased costs and wholesale price increases. To date, we have not experienced any significant adverse effects resulting from shortages of components.

Competition

     We believe that competition in the vascular sealing market is intense and will increase. We believe that the primary bases of competition in the vascular sealing market are clinical efficacy, ease of use, patient comfort, minimization of complications and cost-effectiveness. On these bases, we believe that our product is well-positioned.

     Because the substantial majority of vascular sealing is performed through manual compression, this represents our primary competition. Manual compression usually requires a healthcare professional to manually apply pressure to the puncture site for 20 minutes to one hour following which the patient is confined to bed rest for between four and 48 hours. Often manual compression involves the use of mechanical devices, including C-clamps and sandbags, or pneumatic devices. Manual compression is considered to be uncomfortable for the patient.

     Our Duett sealing device also competes with three vascular sealing devices, none of which had over 40% of the vascular sealing device market in the three-month period ended March 31, 1999. These three competitive devices are:

       . The VasoSeal device, manufactured and marketed by Datascope Corp., places a dry collagen plug in the tissue tract adjacent to the puncture in the artery. The plug seals the tissue tract, however, the clotting effect of collagen at the puncture in the artery is limited, particularly if anticoagulants or platelet inhibitors are present in the bloodstream. As a result, manual pressure may be required for an additional period of time in order to achieve closure of the puncture in the artery.

     . The Angio-Seal device, sold by the Daig division of St. Jude Medical, Inc. and developed by Kensey Nash Corporation, inserts a collagen plug into the tissue tract connected by a suture to a biodegradable anchor which is inserted into the artery. This device is held in place for approximately 20 minutes to seal the puncture in the artery. The presence of the anchor prohibits reaccess to the puncture site for up to 90 days. The reliance on collagen as the clotting agent limits the effectiveness of this device in patients being treated with anticoagulants or platelet inhibitors.

     . The third device, developed and marketed under the ProStar(TM) and TechStar(TM) names by Perclose, Inc., which has agreed to be acquired by Abbott Laboratories, is a mechanical device that enables a physician to perform a minimally invasive replication of open surgery. This device employs remotely controlled needles to suture the puncture in the artery but leaves the tissue tract unsealed. The non-absorbable suture permanently remains at the arterial puncture. This device is more complicated to learn and use than the collagen-based devices.

     We believe that several other companies are developing arterial closure devices, however, we are unaware of any new sealing device or company that has entered U.S. clinical studies. The medical device industry is characterized by rapid and significant technological change as well as the frequent emergence of new technologies. There are likely to be research and development projects related to vascular sealing devices of which we are currently unaware. A new technology or product may emerge that results in a reduced need for vascular sealing devices or results in a product that renders our product noncompetitive.

Regulatory Requirements

     United States

     Our Duett sealing device is regulated in the United States as a medical device by the FDA under the FDC Act, and requires premarket approval by the FDA prior to being sold. In May 1997, the FDA determined that the review of the Duett sealing device would be delegated to the Center for Devices and Radiological Health area of the FDA, with a consulting review by the Center for Biologic Evaluation and Research. In the past two years, we have submitted and received approval of our investigational device exemption, or IDE, application to start our feasibility clinical study, filed our IDE Supplement to begin our multi-center clinical study, completed the SEAL multi-center clinical study and submitted our PMA application to the FDA.

     The FDA classifies medical devices into one of three classes based upon controls the FDA considers necessary to reasonably ensure their safety and effectiveness. Class I devices are subject to general controls such as labeling, premarket notification and adherence to good manufacturing practices. Class II devices are subject to the same general controls and also are subject to special controls such as performance standards, postmarket surveillance, patient registries and FDA guidelines, and may also require clinical testing prior to approval. Class III devices are subject to the highest level of controls because they are used in life-sustaining or life-supporting implantable devices. Class III devices require rigorous clinical testing prior to their approval. Our Duett sealing device is classified as a Class III device.

          Manufacturers must file an IDE application if human clinical studies of a device are required and if the device presents what the FDA considers to be a significant risk. The IDE application must be supported by data, typically including the results of animal and mechanical testing of the device. If the IDE application is approved by the FDA, human clinical studies may begin at a specific number of investigational sites with a maximum number of patients, as approved by the FDA. The clinical studies must be conducted under the review of an independent institutional board at the hospital performing the clinical study. Our Duett sealing device is subject to the IDE requirements. We received approval of our IDE application and performed our feasibility clinical study at two United States centers in January to March 1998. Based on the results of this feasibility clinical study, we received approval and performed our 695 patient multi-center SEAL clinical study from August 1998 through March 1999.

     Generally, upon completion of these human clinical studies, a manufacturer seeks approval of a Class III medical device from the FDA by submitting a PMA application. A PMA application must be supported by extensive data, including the results of the clinical studies, as well as literature to establish the safety and effectiveness of the device. The FDA has allowed us to submit our PMA application in segments prior to completion of our clinical studies. Upon completion of the follow up and data analysis of the SEAL clinical study, we submitted the final two segments of our PMA application to the FDA on June 30, 1999. Under the FDC Act, the FDA has 180 days to review a PMA application, although the review of such an application more often occurs over a longer time period and may require additional information. The PMA application approval process can be expensive, uncertain and lengthy. A number of devices for which premarket approval has been sought have never been approved for marketing and sale. Also, a review panel is often convened by the FDA to review and evaluate the application and recommend whether the device should be approved. In addition, the FDA will inspect our manufacturing facility to ensure compliance with the FDA's requirements regarding good manufacturing practices prior to approval of our application. If granted, the approval of our PMA application may include significant limitations on the indicated uses for which our product may be marketed.

     We also will be subject to FDA regulations concerning manufacturing processes and reporting obligations. These regulations require that manufacturing steps be performed according to FDA standards and in accordance with documentation, control and testing standards. We also will be subject to inspection by the FDA. We will be required to provide information to the FDA on adverse incidents as well as maintain a documentation and record keeping system in accordance with FDA guidelines. The advertising of the Duett sealing device also will be subject to both FDA and Federal Trade Commission jurisdiction. If the FDA believes that we are not in compliance with any aspect of the law, it can institute proceedings to detain or seize products, issue a recall, stop future violations and assess civil and criminal penalties against us, our officers and our employees.

     International

     The European Union has adopted rules which require that medical products receive the right to affix the CE mark, an international symbol of adherence to quality assurance standards and compliance with applicable European medical device directives. As part of the CE compliance, manufacturers are required to comply with the ISO 9000 series of standards for quality operations. We received the CE mark approval for our Duett sealing device and ISO 9001 certification in July 1998.

     International sales of the Duett sealing device are subject to the regulatory requirements of each country in which we sell our product. These requirements vary from country to country but generally are much less stringent than those in the United States. Our Duett sealing device is currently marketed in Germany, Austria, Switzerland, Norway, Denmark, Finland, the Netherlands, the United Kingdom, Taiwan, Italy and Hong Kong. We have obtained regulatory approvals where required. Through our Japanese distributor, we are pursuing the regulatory approval for commercial sale in Japan.

Third Party Reimbursement

     In the United States, healthcare providers that purchase medical devices, such as vascular sealing devices, generally rely on third-party payors, principally the Health Care Financing Administration and private health insurance plans, to reimburse all or part of the cost of therapeutic and diagnostic catheterization procedures. We believe that in the current United States reimbursement system, the cost of vascular sealing devices is and will be incorporated into the overall cost of the catheter procedure. We do not anticipate that a separate, additional reimbursement for the Duett sealing device will be required.

     As a result, we are working to establish the cost benefit of the Duett sealing device, relying on shortened hospital stays and decreased use of healthcare professionals, to justify the increased cost of using our Duett sealing device in the United States. As part of our 695-patient, 15-center SEAL clinical study, we retained the Emory Cost Outcomes Research Center to perform an analysis of the costs and benefits of the use of the Duett sealing device in a randomized, controlled comparison to manual compression. While the results of this study are not complete, we believe that we will be able to demonstrate that the use of our Duett sealing device can result in cost savings in healthcare personnel and hospital resources. Before entering the United States market, we intend to further document the cost benefit of our Duett sealing device.

     Market acceptance of the Duett sealing device in international markets is dependent in part upon the availability of reimbursement from healthcare payment systems. Reimbursement and healthcare payment systems in international markets vary significantly by country. The main types of healthcare payment systems in international markets are government sponsored healthcare and private insurance. Countries with government sponsored healthcare, such as the United Kingdom, have a centralized, nationalized healthcare system. New devices are brought into the system through negotiations between departments at individual hospitals at the time of budgeting. In most foreign countries, there are also private insurance systems that may offer payments for alternative therapies.

     We have pursued reimbursement for our Duett sealing device internationally through our independent distributors. We have initially focused on the markets of Germany, Austria, Switzerland, Norway, the Netherlands, the United Kingdom, Taiwan and Italy. While the healthcare financing issues in these countries are substantial, we have been able to sell the Duett sealing device to private clinics or nationalized hospitals in each of these countries.

Patents and Intellectual Property

     We file patent applications to protect technology, inventions and improvements that are significant to the development of our business, and use trade secrets and trademarks to protect other areas of our business.

     Prior to the formation of our company, Dr. Gary Gershony filed a number of patent applications in the United States and other countries directed to proprietary technology used in our Duett sealing device. Upon the commencement of our operations in February 1997, Dr. Gershony assigned all patents and patent applications relating to the Duett sealing device to us on a worldwide, perpetual, royalty-free basis. At the time of assignment, there existed one United States patent issued which is directed to a balloon catheter sealing device and method, three United States patents pending and an international patent application pending which designated numerous foreign countries and regions.

     Since commencing operations, we have continued the prosecution of the pending United States patent applications and filed new patent applications. A second United States patent has issued which is directed to a balloon catheter and procoagulant sealing device and method. A third United States patent has also been filed and issued which contains method claims concerning the use of a balloon catheter and flowable procoagulant. We currently have eight additional United States patents pending concerning aspects of our Duett sealing device and other interventional products. We also have pursued international patent applications, which designate the key developed nations with substantive patent protection systems.

     The interventional cardiology market in general, and the vascular sealing device field in particular, is characterized by numerous patent filings and frequent and substantial intellectual property litigation. Each of the three vascular sealing products with which our Duett sealing device competes has been subject to infringement litigation. We are aware of many United States patents issued to other companies in the vascular sealing field which describe vascular sealing devices. After consultation with our intellectual property counsel, we believe that our Duett sealing device does not infringe any of these existing United States issued patents. The interpretation of patents, however, involves complex and evolving legal and factual questions. Intellectual property litigation in recent years has proven to be complex and expensive, and the outcome of such litigation is difficult to predict.

     On July 23, 1999, we were named as the defendant in a patent infringement lawsuit brought by Datascope Corp. in the United States District Court for the District of Minnesota. The complaint requests a declaratory judgment that our Duett sealing device infringes and, following FDA approval will infringe, a United States patent held by Datascope and asks for relief in the form of an injunction that would prevent us from selling our product in the United States as well as an award of attorneys' fees, costs and disbursements. We believe this claim is without merit and intend to defend the lawsuit vigorously. It is not possible at this time to predict the outcome of the lawsuit, including whether we will be prohibited from selling our Duett sealing device in the United States, or to estimate the amount or range of potential loss, if any.

     It is likely that we will become the subject of additional intellectual property claims in the future related to our Duett sealing device. Our defense of the Datascope claim and any other intellectual property claims filed in the future, regardless of the merits of the complaint, could divert the attention of our technical and management personnel away from the development and marketing of the Duett sealing device for significant periods of time. The costs incurred to defend the Datascope claim and other future claims could be substantial and adversely affect us, even if we are ultimately successful. An adverse determination in the Datascope matter or in other litigation or interference proceedings in the future could prohibit us from selling our product, subject us to significant liabilities to third parties or require us to seek licenses from third parties.

     We also rely on trade secret protection for certain aspects of our technology. We typically require our employees, consultants and vendors for major components to execute confidentiality agreements upon their commencing services with us or before the disclosure of confidential information to them. These agreements generally provide that all confidential information developed or made known to the other party during the course of that party's relationship with us is to be kept confidential and not disclosed to third parties, except in special circumstances. The agreements with our employees also provide that all inventions conceived or developed in the course of providing services to us shall be our exclusive property.

     We also intend to register the trademarks and trade names through which we conduct our business. To date, we have applied for registration in the United States of the mark "Vascular Solutions Duett" and the Duett logo.

Facilities

     Our principal offices are in approximately 24,000 square feet of leased space in a suburb of Minneapolis, Minnesota. These facilities include approximately 8,200 square feet used for manufacturing activities, approximately 3,300 square feet used for research and laboratory activities, with the remainder used for administrative offices. Our lease for these facilities expires March 31, 2003 and includes both an option to renew for an additional five-year term and an option to terminate after April 1, 2001. We believe that these facilities will be adequate to meet our needs through at least the end of 2000.

Employees

     As of June 30, 1999, we had 48 full time employees. Of these employees, 17 were in manufacturing activities, 11 were in sales and marketing activities, eight were in research and development activities, six were in regulatory, quality assurance and clinical research activities and six were in general and administrative functions. We have never had a work stoppage and none of our employees are covered by collective bargaining agreements. We believe our employee relations are good.

Legal Proceedings

     On July 23, 1999, we were named as the defendant in a patent infringement lawsuit brought by Datascope Corp. in the United States District Court for the District of Minnesota. The complaint requests a declaratory judgment that our Duett sealing device infringes and, following FDA approval will infringe, a United States patent held by Datascope and asks for relief in the form of an injunction that would prevent us from selling our product in the United States as well as an award of attorneys' fees, costs and disbursements. We believe this claim is without merit and intend to defend the lawsuit vigorously. It is not possible at this time to predict the outcome of the lawsuit, including whether we will be prohibited from selling our Duett sealing device in the United States, or to estimate the amount or range of potential loss, if any.

         Other than the Datascope claim, there are no legal proceedings pending against us.

                                   MANAGEMENT

Executive Officers and Directors

     The following table provides information concerning our executive officers and directors:

Name                          Age   Position
----                          ---   --------
Howard Root...............     38   Chief Executive Officer and Director
Gary Gershony, M.D........     43   Medical Director and Director
Michael Nagel.............     37   Vice President of Sales & Marketing
Charmaine Sutton..........     39   Vice President of Regulatory Affairs
Robert Assell.............     46   Vice President of Research & Development
James Quackenbush.........     40   Vice President of Manufacturing
David Christofferson......     62   Chief Financial Officer and Secretary
Gabriel Vegh..............     60   Director
Gerard Langeler...........     48   Director
Daniel Sullivan...........     44   Director
James Jacoby, Jr..........     36   Director

     Howard Root has served as our Chief Executive Officer and a director since he co-founded Vascular Solutions in February 1997. From April 1996 through February 1997, Mr. Root was the Vice President of Gateway Alliance, LLC, a provider of management services to start-up businesses. From 1990 to 1995, Mr. Root was employed by ATS Medical, Inc., a mechanical heart valve company, most recently as Vice President and General Counsel. Prior to joining ATS Medical, Mr. Root practiced corporate law, specializing in representing emerging growth companies, at the law firm of Dorsey & Whitney for over five years. Mr. Root received his B.S. in Economics and J.D. degrees from the University of Minnesota.

     Gary Gershony, M.D., is the principal inventor of the Duett sealing device and has served as our Medical Director as well as a director since he co-founded Vascular Solutions in February 1997. Dr. Gershony also is in private practice as an interventional cardiologist with John Muir Hospital in Walnut Creek, California. From 1997 through March 1998, Dr. Gershony was associated with Los Angeles Cardiology Associates. From 1993 through 1997, Dr. Gershony was the Director of the Cardiac Catheterization Laboratories and Interventional Cardiology at the University of California Davis Medical Center and an Assistant Professor of Medicine (Cardiology) at the University of California Davis School of Medicine. From 1989 to 1993, Dr. Gershony served as Clinical Assistant Professor of Medicine at the University of Oklahoma College of Medicine and Associate Director of Research Cardiology at Hillcrest Medical Center. Dr. Gershony is a Fellow of the American College of Cardiology, the American Heart Association, the Society for Cardiac Angiography and Interventions and the American Society for Lasers in Medicine and Surgery. Dr. Gershony received his M.D. degree from the University of Toronto and performed his interventional cardiology fellowship at Emory University.

     Michael Nagel has served as our Vice President of Sales & Marketing since June 1997. Prior to joining us, Mr. Nagel was the Director of Sales & Marketing at Quantech, Ltd., a developer of point of care medical diagnostic testing products since July 1996. From 1992 though July 1996, Mr. Nagel was the mid-west division sales manager of B. Braun Cardiovascular, a manufacturer of cardiovascular devices and catheters. From 1991 through 1992, Mr. Nagel was the Director of Worldwide Sales for the Medical Products Division of Angeion Corporation, a manufacturer of angioplasty accessories and pediatric catheters. Prior to 1991, Mr. Nagel performed a variety of sales and marketing functions with

Abbott Labs Diagnostic Division for over five years. Mr. Nagel received his B.A. and M.B.A. degrees from the University of St. Thomas.

     Charmaine Sutton joined us as manager of regulatory compliance in February 1997, became director of regulatory affairs and quality assurance in January 1998 and was named our Vice President of Regulatory Affairs in June 1998. Ms. Sutton has performed regulatory compliance, quality system development and clinical study design for medical companies on a contract basis since 1992.
From 1990 to 1992, Ms. Sutton was manager of regulatory, clinical and quality assurance with AngeLase, Inc., a subsidiary of Angeion Corporation. Previously, Ms. Sutton was a physicist with the Lawrence Livermore National Laboratory. Ms. Sutton received a B.S. in Applied Physics/Quantum Optics from the University of California Davis.

     Robert Assell has served as our Vice President of Research & Development since September 1998. Prior to joining us, Mr. Assell was the Vice President of Operations of RayMedica, Inc., a development stage spinal implant medical device company, since January 1995. From October 1992 to January 1995, Mr. Assell was the Director of Research & Development of Lake Region Manufacturing Co., an original equipment manufacturer of medical devices including guidewires and pacing leads. From March 1990 to October 1992, Mr. Assell was the Director of Research & Development and Pilot Plant for Schneider USA, an interventional cardiology company. Mr. Assell received a B.S. in Mechanical Engineering from the University of Minnesota and an M.B.A. from the University of St. Thomas.

     James Quackenbush has served as our Vice President of Manufacturing since March 1999. Prior to joining us, Mr. Quackenbush served as Vice President of Manufacturing and Operations with Optical Sensors, Inc., a diagnostic medical device company, where he worked since October 1992. From March 1989 through October 1992, Mr. Quackenbush served as operations manager with Schneider USA's stent division. Prior to this time, he was an advanced project engineer with the 3M Medical Products Division. Mr. Quackenbush received a B.S. in Industrial Engineering from Iowa State University.

     David Christofferson joined us as Chief Financial Officer and Secretary in July 1999. Prior to joining Vascular Solutions, Mr. Christofferson was a financial consultant since April 1998. From 1991 through 1998, Mr. Christofferson was Vice President, Chief Financial Officer and Secretary for Angeion Corporation, a manufacturer of products that treat irregular heartbeats. From 1986 to December 1990, Mr. Christofferson was a branch manager for Excel Office Products, a company he founded in 1986, which was acquired by General Office Products in 1988. From 1987 through 1989 he served as Chairman and Chief Financial Officer of Medical Wellness Technologies, Inc., a distributor of pain control devices. Prior to 1986, Mr. Christofferson was employed by Medtronic, Inc., a medical device company, for over 13 years in various financial management positions. Mr. Christofferson received a B.S. in Finance from the University of Minnesota.

     Gabriel Vegh has been a member of our board of directors since May 1997. Mr. Vegh is the founder, Chief Operating Officer and a director of Cardima, Inc., an electrophysiology medical device company, where he has worked since 1993. From 1985 through 1993, Mr. Vegh was Vice President of Operations of Target Therapeutics, Inc., a manufacturer of therapeutic micro-catheters. From 1983 through 1984, Mr. Vegh was General Manager of Advanced Cardiovascular Systems, Inc., a manufacturer of angioplasty catheters.

     Gerard Langeler has been a member of our board of directors since February 1997. Mr. Langeler has been a General Partner of Olympic Venture Partners, an operating venture capital company, since 1992. Prior to joining Olympic Venture Partners, Mr. Langeler was an officer and co-founder of Mentor Graphics, a manufacturer of software for computer-aided design of electronics. Mr. Langeler also is a director of Preview Systems, Inc. and 800.com, Inc.

     Daniel Sullivan has been a member of our board of directors since October 1998. Mr. Sullivan is the President and Chief Executive Officer of Vascular Science, Inc., a Minneapolis based development stage medical device company he founded in 1996 that is unaffiliated with Vascular Solutions. Prior to 1995, Mr. Sullivan was Vice President of Sales and Marketing at SCIMED Life Systems, Inc., an interventional cardiology company, where he also served as the General Manager of the company's Ancillary Division. Mr. Sullivan also is a director of Applied Biometrics, Inc. and several privately held companies.

     James Jacoby, Jr. joined our board of directors in February 1999. Mr. Jacoby has been Vice President, Corporate Finance Department of Stephens Inc., an Arkansas-based investment banking firm, since 1994. From 1990 through 1994, Mr. Jacoby was Vice President, Mergers and Acquisitions Department of Chemical Banking Corporation in New York and London.

     There are no family relationships among any of our directors or executive officers. All directors hold office until the next annual meeting of our shareholders and until their successors have been elected and qualified or until their earlier resignation or removal. Executive officers are appointed to serve at the discretion of our board of directors. Mr. Langeler and Mr. Jacoby have been elected to our board of directors pursuant to the terms of an amended and restated voting agreement dated December 9, 1998 among Vascular Solutions and certain of our shareholders, including affiliates of Olympic Venture Partners and Stephens Inc. This voting agreement will terminate upon the closing of this offering.

Board Committees

     Our board of directors has established a compensation committee and an audit committee.

     The compensation committee consists of Messrs. Langeler and Sullivan and Dr. Gershony. The compensation committee's responsibilities include establishing salaries, incentives, and other forms of compensation for our directors and officers; administering our incentive compensation and benefits plans; and recommending policies relating to such incentive compensation and benefits plans.

     The audit committee consists of Messrs. Langeler, Sullivan and Jacoby. The audit committee's responsibilities include facilitating our relationship with independent auditors; reviewing and assessing the performance of our accounting and finance personnel; communicating to the board the results of work performed by and issues raised by our independent auditors and legal counsel; and evaluating our management of assets and reviewing policies relating to asset management.

Director Compensation

     We do not currently pay any compensation to directors for serving in that capacity, but we reimburse directors for out-of-pocket expenses incurred in attending board meetings. Each unaffiliated director receives an option to purchase 10,000 shares of our common stock with an exercise price equal to fair market value on the date of the first board meeting held after his or her election to our board.

Compensation Committee Interlocks and Insider Participation

     Messrs. Langeler and Sullivan and Dr. Gershony currently serve on the compensation committee. None of these individuals has at any time been an officer or employee of Vascular Solutions. Prior to formation of the compensation committee, all decisions regarding executive compensation were made by the full board of directors. No interlocking relationship exists between the board of directors or the compensation committee and the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past.

     We have sold shares of common stock, Series A and Series B preferred stock to entities affiliated with Olympic Venture Partners and shares of Series B preferred stock to entities affiliated with Stephens Inc. Mr. Langeler, one of our directors and a member of our compensation committee, is a general partner of Olympic Venture Partners and has voting control of the affiliated entities. Mr. Jacoby, one of our directors and a member of our audit committee, is a Vice President of Stephens Inc.

Indemnification Matters and Limitation of Liability

     Minnesota law and our bylaws provide that we will, subject to limitations, indemnify any person made or threatened to be made a party to a proceeding by reason of that person's former or present official capacity with us. We will indemnify such person against judgments, penalties, fines, settlements and reasonable expenses, and, subject to limitations, we will pay or reimburse reasonable expenses before the final disposition of the proceeding.

     As permitted by Minnesota law, our articles of incorporation provide that our directors will not be personally liable to us or our shareholders for monetary damages for a breach of fiduciary duty as a director, subject to the following exceptions:

     . any breach of the director's duty of loyalty to us or our shareholders;

     . acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     . liability for illegal distributions under section 302A.559 of the Minnesota Business Corporation Act or for civil liabilities for state securities law violations under section 80A.23 of the Minnesota statutes; or

     . any transaction from which the director derived an improper personal benefit.

     In his role as one of our directors, Mr. Jacoby may be entitled to indemnification by Stephens Inc.

     Presently, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for indemnification.

Employment and Consulting Agreements

     We have entered into employment agreements with each of our executive officers. The employment agreements provide for employment "at will" which may be terminated by either party for any reason upon ten working days' prior written notice. The base salary and any discretionary bonus for each of the executive officers is determined by the compensation committee of our board of directors. During 1998, no bonuses were paid to any executive officer. During the term of his or her employment agreement and for a period of one year after its termination, each executive officer is prohibited from competing with us in the vascular sealing device field.

     Upon the commencement of our operations in February 1997, we entered into a consulting agreement with Dr. Gershony to serve as our Medical Director. In June 1999, the agreement was revised. Under the revised agreement, Dr. Gershony receives $8,333 on a monthly basis for his services to us in clinical research, product development and medical review. The relationship under the agreement is on an "at will" basis. Either party may terminate the relationship for any reason at any time by giving ten working days written notice to the other party. During the term of the agreement and for one year after its termination, Dr. Gershony is prohibited from working on a competitive vascular sealing device.

Executive Compensation

     The following summary compensation table indicates the cash and non-cash compensation earned by each our executive officers whose total compensation exceeded $100,000 during the fiscal year ended December 31, 1998.

                           Summary Compensation Table

                                                       Annual                     Long Term
                                                    Compensation                 Compensation
                                           -------------------------------      --------------
                                                                                    Shares
                                                                                  Underlying                 All Other
Name and Principal Position                   Salary ($)         Bonus ($)        Options (#)           Compensation ($)(1)
----------------------------------------   --------------      -----------      --------------       -----------------------
Howard Root.............................         $115,000            $  --                  --                   $1,510
    Chief Executive Officer
Michael Nagel...........................          100,000               --              10,000                    5,078
    Vice President, Sales &
    Marketing

__________________

(1)  Consists of amounts we pay for health insurance benefits.

     The following table provides information concerning the stock option grants we made to each of the above named executive officers during the year ended December 31, 1998:

                         Stock Options Granted in 1998

                                                                                                       Potential Realizable Value
                                                                                                        at Assumed Annual Rates
                                                                                                             of Stock Price
                                                            Indiviual Grants                            Appreciation for Option
                                                                                                                 Term(4)
                       -----------------------------------------------------------------------------    --------------------------
                                                  % of Total
                        Number of Securities    Options Granted        Exercise
                         Underly Options        to Employees in       Price Per         Expiration
       Name               Granted (1)             1998(2)              Share(3)            Date             5%            10%
---------------------  --------------------   ----------------       ----------         ------------    -----------    -----------
Howard Root..........        --                    -- %               $    --                 --            $   --      $    --
Michael Nagel........    10,000                   4.6                    3.00             7/19/08           18,867        47,812

______________

(1) Options vest in equal monthly installments over a four-year period beginning on the grant date.
(2) Based on options to purchase an aggregate of 217,000 shares of common stock granted to our employees during the year ended December 31, 1998.
(3) All stock options were granted with an exercise price equal to the fair market value of the common stock as determined by our board of directors on the grant date.
(4) Assumes increases in the fair market value of the common stock of 5% and 10% per year over the ten-year option period mandated by the rules and regulations of the Securities and Exchange Commission and does not represent our estimate or projection of the future value of the common stock. The actual value realized may be greater or less than the potential realizable values set forth in the table.

     The following table sets forth information concerning stock option exercises during 1998 by the named executive officers and the number and value of unexercised options held by them. There was no public trading market for our common stock as of December 31, 1998. Accordingly, the value of unexercised options has been calculated by subtracting the exercise price from the fair market value of the underlying securities on December 31, 1998 as determined by our board of directors, which was determined to be $3.25 per share.

         Aggregate Option Exercises in 1998 and Year-End Option Values

                                                     Number of Securities
                                                           Underlying                        Value of Unexercised
                                                    Unexercised Options                       In-the-Money Options
                                                        at December 31, 1998                  at December 31, 1998
                                                  --------------------------------    -----------------------------------
                      Shares
                   Acquired on         Value
    Name             Exercise        Realized       Exercisable      Unexercisable       Exercisable        Unexercisable
-------------    --------------    -----------    -------------    ---------------    ----------------    ----------------
Howard Root..           --            $  --               6,485              9,726             $11,349             $17,021
Michael Nagel           --               --              19,400             35,600              31,850              49,400

Benefit Plans

     Stock Option and Stock Award Plan

     Our stock option and stock award plan was approved by our board of directors and shareholders and provides for the granting of the following to employees and non-employees of Vascular Solutions:

     . stock options, including incentive stock options and non-qualified stock options;

     .    stock appreciation rights; and

     .    restricted stock.

     We have reserved 900,000 shares of common stock for issuance under the stock option and stock award plan. The plan is administered by the compensation committee of the board of directors. The committee has the discretion to select the optionees and grantees and to establish the terms and conditions of each stock option and award, subject to the provisions of the plan. The exercise price for an incentive stock option granted under the plan must not be less than the fair market value of our common stock on the date the option is granted.
The exercise price of a non-qualified option granted under the plan must not be less than 50% of the fair market value of our common stock on the date the option is granted. The term of each incentive stock option is determined by the committee but may not exceed ten years from the date the option is granted. Options may be exercised by tendering cash, by tendering shares of our common stock already owned by the optionee or, in the discretion of the committee, by the issuance of a promissory note. The plan may be amended or discontinued by our board of directors at any time.


     In connection with any option granted under the plan, the committee may grant a stock appreciation right. A stock appreciation right is a right to receive, in lieu of the exercise of an option, the difference between the fair market value of the common stock subject to the option and the exercise price of the option. A stock appreciation right may be exercised as an alternative, but not in addition to, the exercise of the option. A stock appreciation right may be paid in cash or shares of our common stock, in the discretion of the committee. The committee has not granted any stock appreciation rights.

     The stock option and stock award plan also permits the award of restricted stock to employees or non-employees who perform valuable services for us. Restricted stock awards are a grant to an individual of a fixed number of shares of our common stock which vest over a specific period of time. The committee has the authority to determine the amount of any award and the conditions and timing of the vesting of the shares. No restricted stock awards have been made.

     As of June 30, 1999, options to purchase an aggregate of 676,531 shares of common stock, at an average exercise price of $2.66 per share, were outstanding under the stock option and stock award plan and a total of 183,329 shares were available for future option grants.

     401(k) Plan

     We have established a tax-qualified employee savings and retirement plan (the "401(k) Plan") for all of our employees who satisfy eligibility requirements, including requirements relating to age and length of service. Pursuant to the 401(k) Plan, employees may elect to reduce their current compensation by up to the lower of 18% or the statutorily prescribed limit and have the amount of such reduction contributed to the 401(k) Plan. The 401(k) Plan permits us to make additional discretionary matching contributions. The 401(k) Plan is intended to qualify under Section 401 of the Internal Revenue Code so that contributions by employees or by us to the 401(k) Plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that our contributions, if any, will be deductible by us when made. We did not make any matching contributions to the 401(k) Plan for the year ended December 31, 1998. Beginning April 1, 1999, we began matching 25% of the employee's contribution up to 5% of current compensation.

Medical Advisory Board

     We have assembled a medical advisory board consisting of practicing interventional cardiologists to assist in the review of the Duett sealing device, formulation of appropriate clinical studies and future product developments. In addition to our Medical Director, Dr. Gary Gershony, our medical advisory board is comprised of:

     Dr. Donald Baim, who is Professor of Medicine at Harvard Medical School and Chief of the Interventional Cardiology Section of Beth Israel Deaconess Medical Center in Boston, Massachusetts.

     Dr. Stephen Ellis, who is the Director of the Sones Cardiac Catheterization Laboratory at The Cleveland Clinic Foundation in Cleveland, Ohio.

     Dr. Martin Leon, who is the Director of Cardiovascular Research at the Washington Cardiology Center and Chief Executive Officer of the Cardiology Research Foundation in Washington, D.C.

     Dr. Michael Mooney, who is the Director of Interventional Cardiology at the Minneapolis Heart Institute in Minneapolis, Minnesota.

     Prof. Dr. Sigmund Silber, who is an interventional cardiologist at Muller Hospital in Munich, Germany and performed the first clinical study of the Duett sealing device.

     Dr. Arne Tofte, who is an interventional radiologist with The National Hospital of the University of Oslo in Norway.

     Dr. James Wilentz, who is an interventional cardiologist at the Beth Israel Medical Center in New York City, New York.


                              CERTAIN TRANSACTIONS

     In December 1998, we issued 1,777,777 shares of Series B preferred stock at $4.50 per share. Of this amount, Stephens Vascular Preferred, LLC, an affiliate of Stephens Inc., purchased 1,221,466 shares. Mr. James Jacoby Jr., one of our directors, is a Vice President of Stephens Inc. Affiliates of Olympic Venture Partners, a 5% beneficial shareholder, purchased a total of 100,000 shares of Series B preferred stock. Mr. Langeler, one of our directors, is a general partner of Olympic Venture Partners and possesses voting control of the entities noted above. TGI Fund II, LC, an affiliate of Tredegar Investments and a 5% beneficial shareholder, purchased a total of 100,000 shares of Series B preferred stock.

     In connection with the Series B preferred stock purchase agreement, we entered into a put and option agreement with Stephens Vascular Preferred, LLC. Under this agreement, we have the right to sell to Stephens Vascular Preferred, LLC, and Stephens Vascular Options, LLC has the right to purchase from us, up to $3,000,000 of our common stock at $5.00 per share. On June 30, 1999 we exercised our right under this agreement and issued 600,000 shares of common stock to Stephens Vascular Preferred, LLC in exchange for $3,000,000. The right of Stephens Vascular Options, LLC to purchase $3,000,000 of our common stock will terminate upon the effectiveness of this offering.

     Also in connection with the Series B preferred stock purchase agreement, we granted Stephens Vascular Options, LLC the option to purchase from us up to $2,000,000 of our common stock. The option expires on December 31, 2000. Prior to the expiration date, Stephens Vascular Options, LLC has the right to convert this option into shares of common stock under a conversion formula specified in the put and option agreement.

     All shares of our preferred stock will convert into shares of common stock upon the closing of our initial public offering. Some of these shares were sold or issued to 5% shareholders and entities affiliated with directors. We sold these shares pursuant to preferred stock purchase agreements on substantially similar terms as were sold to nonaffiliated purchasers. We believe that the shares issued in these transactions were sold at the then fair market value of the shares and that the terms of these transactions were no less favorable than we could have obtained from unaffiliated third parties. The following table summarizes the Series A and Series B preferred stock purchased by 5% shareholders and entities affiliated with our directors and their affiliates:

                                           Common Stock Issuable Upon Conversion
                                                      of Preferred Stock
                                          --------------------------------------
Shareholder                                      Series A            Series B
-----------                                      --------            --------
Entities affiliated with
     Olympic Venture Partners (1).........      1,200,000             100,000
Stephens Vascular Preferred, LLC..........              -           1,221,466
TGI Fund II, LC...........................        800,000             100,000

___________________

(1) Consists of 724,000 shares purchased by Olympic Venture Partner IV, L.P.; 512,000 shares purchased by Olympic Venture Partners III, L.P.; 25,053 shares purchased by OVP III Entrepreneurs Fund, L.P. and 38,947 shares purchased by OVP IV Entrepreneurs Fund, L.P.

                             PRINCIPAL SHAREHOLDERS

     The following table provides information concerning beneficial ownership of our common stock as of June 30, 1999 for (1) each person or group that we know owns more than 5% of our outstanding common stock, (2) each of our named executive officers, (3) each of our directors, and (4) all of our directors and executive officers as a group.

     The following table lists the applicable percentage of beneficial ownership based on 8,090,834 shares of common stock outstanding as of June 30, 1999, as adjusted to reflect the conversion of the outstanding shares of preferred stock upon completion of this offering. The table also lists the applicable percentage of beneficial ownership based on _____ shares of common stock outstanding upon completion of this offering, assuming no exercise of the underwriters' overallotment option.

     Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission, and generally includes voting power and/or investment power with respect to the securities held. Shares of common stock subject to options currently exercisable or exercisable within sixty days of June 30, 1999 are deemed outstanding for purposes of computing the percentage beneficially owned by the person holding such options but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as otherwise noted, the persons or entities named have sole voting and investment power with respect to all shares shown as beneficially owned by them.

                                                                                       Percentage of Shares
                                                         Number of                      Beneficially Owned
                                                          Shares               ----------------------------------
                                                        Beneficially              Before the           After the
Name of Beneficial Owner                                   Owned                   Offering            Offering
----------------------------------------------------    ------------           --------------       -------------
Entities affiliated with Stephens Inc. (1)..........      2,107,181                25.2%
   James Jacoby, Jr. (1)............................      2,107,181                25.2
Entities affiliated with Olympic Venture Partners(2)      1,800,000                22.2
   Gerard Langeler (2)..............................      1,800,000                22.2
TGI Fund II, LC (3).................................        900,000                11.1
Gary Gershony, M.D. (4).............................        757,000                 9.4
Howard Root (5).....................................        292,867                 3.6
Michael Nagel (6)...................................         96,200                 1.2
Gabriel Vegh (7)....................................         10,000                   *
Daniel Sullivan (7).................................          4,800                   *
All directors and executive officers as a group
   (11 persons) (8).................................      5,114,148                60.3

_______________

*Less than 1%

(1) Consists of 1,821,466 shares held by Stephens Vascular Preferred, LLC and 285,715 shares issuable to Stephens Vascular Options, LLC pursuant to an option exercisable within 60 days of June 30, 1999. The address is 111 Center Street, Suite 2500, Little Rock, AR 72201. Mr. Jacoby is Vice President of Stephens Inc. Mr. Jacoby disclaims beneficial ownership of these shares.

(2) Consists of 724,000 shares held by Olympic Venture Partners IV, L.P.; 988,190 shares held by Olympic Venture Partners III, L.P.; 48,863 shares held by OVP III Entrepreneurs Fund, L.P. and 38,947 shares held by OVP IV Entrepreneurs Fund, L.P. The address of all of these entities is 2420 Carillion Point, Kirkland, Washington 98033. Mr. Langeler is a general partner of Olympic Venture Partners and possesses shared voting control of the entities noted above. Mr. Langeler disclaims beneficial ownership of these shares other than his interest in the funds.

(3) An affiliate of Tredegar Investments. The address is 6501 Columbia Center, Seattle, WA 98104.

(4) Mr. Gershony's address is 2495 Xenium Lane North, Minneapolis, Minnesota 55441.

(5) Includes 9,078 shares issuable pursuant to options exercisable within 60 days of June 30, 1999.

(6) Includes 28,200 shares issuable pursuant to options exercisable within 60 days of June 30, 1999. Includes an aggregate of 18,000 shares registered in the name of Mr. Nagels' three minor children's irrevocable trusts.

(7) Consists of shares issuable pursuant to options exercisable within 60 days of June 30, 1999.

(8) Includes 383,893 shares issuable pursuant to options exercisable within 60 days of June 30, 1999.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 20,000,000 shares of capital stock, par value $.01 per share. Unless otherwise designated by our board of directors, all issued shares are deemed common stock with equal rights and preferences.

Common Stock

     As of June 30, 1999, there were 4,313,057 shares of common stock outstanding, held by 124 shareholders of record.

     Holders of our common stock do not have cumulative voting rights and are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders, including the election of directors. Holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefor, subject to the prior rights of any preferred stock then outstanding. See "Dividend Policy."

     Upon a liquidation, dissolution or winding up of Vascular Solutions, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all debts and other liabilities of Vascular Solutions, subject to the prior rights of any preferred stock then outstanding. Holders of our common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to the common stock. All outstanding shares of common stock are, and the common stock outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

     Upon the closing of this offering, all of our outstanding shares of preferred stock will convert into 3,777,777 shares of common stock. These shares of preferred stock will no longer be authorized, issued or outstanding after completion of this offering.

     Our board of directors has the authority, without further action by the shareholders, to issue from time to time shares of preferred stock in one or more series and to fix the number of shares, designations and preferences, powers and relative, participating, optional or other special rights and the qualifications or restrictions thereof. The preferences, powers, rights and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and purchase funds and other matters.

     The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of common stock. It may have the effect of delaying, deferring or preventing a change in control of Vascular Solutions. We currently do not plan to issue any shares of preferred stock.

Registration Rights

     After this offering, the holders of 3,777,777 shares of common stock will be entitled to rights with respect to the registration of these shares under the Securities Act as follows:

     Demand Registration Rights: At any time after six months from the date of this prospectus, the holders of at least 51% of these shares of common stock can request that we register all or a portion of their shares. Upon such a request, we must, subject to restrictions and limitations, use our best efforts to cause a registration statement covering the number of shares of common stock that are subject to the request to become effective. The holders may only require us to file two registration statements in response to their demand registration rights.

     Piggyback Registration Rights: The holders of these shares can request that we register their shares anytime we are filing a registration statement to register securities for our own account. These registration opportunities are unlimited but the number of shares that can be registered may be cut back in limited situations by the underwriters.

     S-3 Registration Rights: The holders of over 20% of these shares can request that we register their shares if we are eligible to file a registration statement on Form S-3. The holders may only require us to file one registration statement on Form S-3 per twelve-month period.

     In addition, the holders of warrants to purchase 168,000 shares of common stock are entitled to rights with respect to the registration of the shares underlying their warrants under the Securities Act. At any time after the closing of our initial public offering, the holders of at least 51% of these warrants can request that we register the shares of common stock underlying these warrants. In addition, the holders of these warrants can request that we register the shares underlying these warrants anytime we are filing a registration statement to register securities for our own account. The registration rights of the warrant holders are subject to restrictions and limitations.

     All of these registration rights terminate when the shares may be sold under Rule 144(k) under the Securities Act.

Warrants and Stock Options

     We currently have outstanding warrants to purchase 268,000 shares of common stock. Of this amount, warrants to purchase 100,000 shares of common stock have an exercise price of $1.50 per share and expire in January and February 2007, warrants to purchase 68,000 shares of common stock have an exercise price of $3.00 per share and expire in December 2007, and warrants to purchase 100,000 shares of common stock have an exercise price of $5.00 per share and expire in June 2004.

     In addition, we currently have outstanding an option to purchase up to $2,000,000 of our common stock held by Stephens Vascular Options, LLC. This option is exercisable at $7.00 per share at any time prior to our receipt of approval by the FDA of our PMA application for our Duett sealing device, and $8.00 at any time thereafter. This option expires on December 31, 2000.

Provisions of our Articles and State Law Provisions with Potential Antitakeover Effects

     The existence of authorized but unissued preferred stock, described above, and certain provisions of Minnesota law, described below, could have an anti-takeover effect. These provisions are intended to provide management with flexibility, to enhance the likelihood of continuity and stability in the composition of our board of directors and the policies of our board and to discourage an unsolicited takeover of Vascular Solutions, if our board of directors determines that such a takeover is not in the best interests of Vascular Solutions and our shareholders. However, these provisions could have the effect of discouraging attempts to acquire Vascular Solutions, which could deprive our shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

     Section 302A.671 of the Minnesota Business Corporation Act applies, with exceptions, to any acquisition of our voting stock from a person other than us, and other than in connection with certain mergers and exchanges to which we are a party, that results in the beneficial ownership of 20% or more of the voting stock then outstanding. Section 302A.671 requires approval of any such acquisitions by a majority vote of our shareholders before its consummation. In general, shares acquired in the absence of such approval are denied voting rights and are redeemable at their then fair market value by us within 30 days after the acquiring person has failed to give a timely information statement to us or the date the shareholders voted not to grant voting rights to the acquiring person's shares.

     Section 302A.673 of the Minnesota Business Corporation Act generally prohibits any business combination by us, or by any of our subsidiaries, with any shareholder that purchases ten percent or more of our voting shares within four years following that interested shareholder's share acquisition date. The business combination may be permitted if it is approved by a committee of all of the disinterested members of our board of directors before the interested shareholder's share acquisition date.

Listing

     We have applied for quotation of our common stock on the Nasdaq National Market under the symbol "VASC."

Transfer Agent and Registrar

     The transfer agent and registrar for our common stock will be Norwest Bank Minnesota, N.A.

                    SHARES ELIGIBLE FOR FUTURE SALE

     Upon the closing of this offering, we will have ________________ shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants to purchase common stock after June 30, 1999. Of these shares, the ________________ shares of common stock being sold in this offering will be freely tradeable without restriction or further registration under the Securities Act, except for shares held by our "affiliates," as such term is defined in Rule 144 under the Securities Act, which may generally only be sold in compliance with the limitations of Rule 144, described below.

     The remaining _____________ shares were issued and sold by us in private transactions, are restricted securities and may be sold in the public market only if registered under the Securities Act or if exempt from registration under Rules 144, 144(k) or 701 under the Securities Act, which rules are summarized below. Subject to the agreements between our shareholders and the underwriters, described below, and the provisions of Rules 144, 144(k) and 701, additional shares will be available for sale in the public market, subject in the case of shares held by affiliates to compliance with volume restrictions, as follows:

     . ____________ shares will be available for immediate sale in the public market on the date of this prospectus;

     . ____________ shares will be available for sale beginning 90 days after the date of this prospectus; and

     . ____________ shares will be available for sale upon the expiration of agreements between our shareholders and the underwriters at varying dates beginning 180 days after the date of this prospectus.

     In general, under Rule 144, beginning 90 days after the date of this prospectus, a person or persons whose shares are aggregated, including an affiliate, who has beneficially owned restricted shares for at least one year, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of common stock, approximately ______ shares immediately after this offering, or the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the date of such sale. Sales under Rule 144 also are subject to requirements pertaining to the manner and notice of such sales and the availability of current public information concerning Vascular Solutions.

     Under Rule 144(k), a person who is not deemed to have been an affiliate of Vascular Solutions at any time during the 90 days before a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell these shares without regard to the requirements described above. To the extent that shares were acquired from an affiliate of Vascular Solutions, the transferee's holding period for the purpose of effecting a sale under Rule 144(k) commences on the date of transfer from the affiliate.

     Rule 701 provides that, beginning 90 days after the date of this prospectus, persons other than affiliates may sell shares of common stock acquired from us in connection with written compensatory benefit plans, such as our stock option plans, subject only to the manner of sale provisions of Rule
144. Beginning 90 days after the date of this prospectus, affiliates may sell these shares of common stock subject to all provisions of Rule 144 except the one-year minimum holding period.

     Approximately six months after the date of this prospectus, we intend to file a registration statement on Form S-8 under the Securities Act to register all shares of common stock issuable under our stock option and stock award plan. See "Management--Benefit Plans." This Form S-8 registration statement is expected to become effective immediately upon filing and shares covered by that registration statement will then be eligible for sale in the public markets, subject to the Rule 144 limitations applicable to affiliates.

     Prior to this offering there has been no public market for our common stock, and no predictions can be made regarding the effect, if any, that sales of shares in the open market or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market could adversely affect the prevailing market price.

     All of our directors and executive officers and some of our shareholders have agreed that they will not, without the prior written consent of the representatives of the underwriters, sell or otherwise dispose of any shares of common stock or options to acquire shares of common stock during the 180-day period following the closing of this offering. See "Underwriting."

     After the closing of this offering, the holders of 3,777,777 shares of our common stock will be entitled to rights with respect to the registration of such shares under the Securities Act. See "Description of Capital Stock--Registration Rights." Registration of these shares under the Securities Act would result in these shares becoming freely tradeable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of registration.

                                  UNDERWRITING

     The several underwriters named below, for which William Blair & Company, L.L.C., Dain Rauscher Wessels, a division of Dain Rauscher Incorporated, and Stephens Inc. are acting as representatives, have severally agreed, subject to the terms and conditions set forth in the underwriting agreement by and among Vascular Solutions, and the underwriters, to purchase from Vascular Solutions, and Vascular Solutions has agreed to sell each of the underwriters, the respective number of shares of common stock set forth opposite each underwriter's name in the table below.

                       Underwriter                        Number of Shares
                                                          -----------------
William Blair & Company, L.L.C...........................
Dain Rauscher Wessels....................................
Stephens Inc.............................................
                                                            ---------------
  Total..................................................
                                                            ===============

     This offering will be underwritten on a firm commitment basis. In the underwriting agreement, the underwriters have agreed, subject to the terms and conditions set forth in the agreement, to purchase the shares of common stock being sold at a price per share equal to the public offering price less the underwriting discounts and commissions specified on the cover page of this prospectus. According to the terms of the underwriting agreement, the underwriters will either purchase all of the shares or none of them. In the event of default by any underwriter, in certain circumstances the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

     The representatives have advised us that the underwriters will offer the shares of common stock to the public initially at the public offering price specified on the cover page of this prospectus. The underwriters may also offer the shares to certain dealers at the public offering price less a concession of up to $________ per share. The underwriters may allow, and these dealers may re-allow, a concession of up to $________ per share to certain other dealers. The underwriters will offer the shares subject to prior sale and subject to receipt and acceptance of the shares by the underwriters. The underwriters may reject any order to purchase shares in whole or in part. The underwriters expect that we will deliver the shares to the underwriters through the facilities of the Depository Trust Company in New York, New York, on or about ________, 1999. At that time, the underwriters will pay us for the shares in immediately available funds. After the commencement of the initial public offering, the representatives may change the public offering price and the other selling terms.

     The underwriters have the option to purchase up to an aggregate of ________ additional shares of common stock from us at the same price they are paying for the shares offered hereby. The underwriters may purchase additional shares only to cover over-allotments made in connection with this offering and only within 30 days after the date of this prospectus. If the underwriters decide to exercise this over-allotment option, each underwriter will be required to purchase additional shares in approximately the same proportion as set forth in the table above. The underwriters will offer any additional shares that they purchase on the terms described in the preceding paragraph.

     The following table summarizes the compensation to be paid by us to the underwriters:

                                                                        Total
                                                     -------------------------------------------
                                                            Without                 With
                                        Per Share       Over-Allotment         Over-Allotment
                                        ---------       --------------         --------------
Public offering price.................. $               $                      $

Underwriting discount paid by us....... $               $                      $

     We estimate the expenses of this offering payable by us (excluding underwriting discounts and commissions) to be $________.

     We have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act.

     We and all of our existing shareholders have agreed not to sell or transfer any shares of common stock, or to engage in certain hedging transactions with respect to the common stock, for a period of 180 days from the date of this prospectus without the consent of William Blair & Company, L.L.C., except in certain limited circumstances. Shareholders who have agreed to this lock-up arrangement hold an aggregate of ________ shares of capital stock or ____% of our capital stock outstanding as of June 30, 1999. For a more detailed discussion of shares available for sale following this offering, please refer to "Shares Eligible for Future Sale."

     In connection with this offering, the underwriters and other persons participating in this offering may engage in transactions which affect the market price of the common stock. These may include stabilizing and over-allotment transactions and purchases to cover syndicate short positions. Stabilizing transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock. Over-allotment involves selling more shares of common stock in this offering than are specified on the cover page of this prospectus, which results in a syndicate short position. The underwriters may cover this short position by purchasing common stock in the open market or by exercising all or part of their over-allotment option. In addition, the representatives may impose a penalty bid. This allows the representatives to reclaim the selling concession allowed to an underwriter or selling group member if common stock sold by such underwriter or selling group member in this offering is repurchased by the representatives in stabilizing or syndicate short covering transactions. These transactions, which may be effected on the Nasdaq National Market or otherwise, may stabilize, maintain or otherwise affect the market price of the common stock and could cause the price to be higher than it would be without these transactions. The underwriters and other participants in this offering are not required to engage in any of these activities and may discontinue any of these activities at any time without notice. Neither Vascular Solutions nor any of the underwriters makes any representation or prediction as to whether the underwriters will engage in such transactions or choose to discontinue any transactions engaged in or as to the direction or magnitude of any effect that these transactions may have on the price of the common stock.

     The representatives have advised us that the underwriters do not intend to confirm, without client authorization, sales to any account over which they exercise discretionary authority.

     Prior to this offering, there has been no public market for our common stock. Consequently, we and the representatives negotiated to determine the initial public offering price. The initial public offering price was based on current market conditions, our operating results in recent periods, the market capitalization of other companies in our industry, estimates of our potential and other factors that we and the representatives deem relevant.

     The underwriters have reserved for sale, at the initial public offering price, up to ________ shares of common stock in this offering for our employees and certain other individuals. Purchases of the reserved shares would reduce the number of shares available for sale to the general public. The underwriters will offer any reserved shares which are not so purchased to the general public on the same terms as the other shares.


                                 LEGAL MATTERS

          Dorsey & Whitney LLP, Minneapolis, Minnesota, will pass upon the validity of the issuance of shares of common stock offered by this prospectus for Vascular Solutions. Certain legal matters will be passed on for the underwriters by Katten Muchin Zavis, Chicago, Illinois.


                                    EXPERTS

          Ernst & Young LLP, independent auditors, have audited our financial statements as of December 31, 1997 and 1998 and for the years then ended, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

          The matters of law discussed under the headings "Risk Factors--We have been named as the defendant in a patent infringement lawsuit and may face additional intellectual property infringement claims in the future" and "Business--Patents and Intellectual Property" have been reviewed by Patterson & Keough PA, and have been included herein in reliance upon the authority of such firm as an expert in such matters.


                      WHERE YOU CAN FIND MORE INFORMATION

          We have filed with the Securities and Exchange Commission a registration statement on Form S-1 with respect to the common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information on Vascular Solutions and our common stock, you should review the registration statement and exhibits and schedules thereto. You may read and copy any document we file at the Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Our filings are also available to the public from the Commission's web site at http://www.sec.gov.

          Upon completion of this offering, we will be required to file periodic reports, proxy statements and other information with the Commission. These periodic reports, proxy statements and other information will be available for inspection and copying at the Commission's public reference rooms and the web site of the Commission referred to above.

                           VASCULAR SOLUTIONS, INC.

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Auditors............................   F-2
Balance Sheets............................................   F-3
Statements of Operations..................................   F-4
Statement of Changes in Shareholders' Equity..............   F-5
Statements of Cash Flows..................................   F-6
Notes to Financial Statements.............................   F-7

                        REPORT OF INDEPENDENT AUDITORS


Board of Directors and Shareholders
Vascular Solutions, Inc.

We have audited the balance sheets of Vascular Solutions, Inc. as of December 31, 1997 and 1998, and the related statements of operations, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vascular Solutions, Inc. at December 31, 1997 and 1998, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.


                                             ERNST & YOUNG LLP

Minneapolis, Minnesota
January 20, 1999

                           VASCULAR SOLUTIONS, INC.

                                BALANCE SHEETS

                                                                                                                     Pro forma
                                                                          December 31,              June 30,         June 30,
                                                                -----------------------------
                                                                      1997            1998            1999             1999
                                                                -------------  --------------    --------------    ------------
                                                                                                   (unaudited)      (unaudited)
ASSETS
Current assets:
   Cash and cash equivalents...............................      $  7,299,130    $  9,897,053     $   9,201,407    $  9,201,407
   Accounts receivable.....................................                 -         125,000           283,000         283,000
   Inventories.............................................            59,710         318,811           475,546         475,546
   Prepaid expenses........................................            15,110          53,174            64,830          64,830
                                                                -------------  --------------     -------------    ------------
           Total current assets............................         7,373,950      10,394,038        10,024,783      10,024,783
Property and equipment, net................................           184,926         612,577           649,386         649,386
                                                                -------------  --------------     -------------    ------------
           Total assets....................................      $  7,558,876     $11,006,615     $  10,674,169    $ 10,674,169
                                                                =============  ==============     =============    ============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable........................................      $    327,583    $    273,816     $    264,833     $    264,833
   Accrued clinical trial costs............................                 -         140,705                -                -
   Accrued expenses........................................            15,778          46,318           79,231           79,231
                                                                -------------  --------------    -------------     ------------
           Total current liabilities.......................           343,361         460,839          344,064          344,064

Shareholders' equity:
   Series A preferred stock, $.01 par value;
           2,000,000 shares authorized; 2,000,000 shares
           issued and outstanding..........................            20,000          20,000           20,000                -
   Series B preferred stock, $.01 par value;
           1,777,777 shares authorized; 0, 1,777,777 and
           1,777,777 shares issued and outstanding in
           1997, 1998 and 1999, respectively...............                 -          17,778           17,778                -
   Common stock, $.01 par value;
           18,000,000, 16,222,223 and 16,222,223 shares
           authorized in 1997, 1998 and 1999, respectively
           20,000,000 pro forma shares authorized;
           3,553,250, 3,699,617 and 4,313,057 shares
           issued and outstanding in 1997, 1998 and 1999,
           respectively, 8,090,834 pro forma shares issued
           and outstanding.................................            35,533          36,996           43,131           80,909
Additional paid-in capital.................................         8,811,800      17,264,006       20,702,726       20,702,726
Deferred compensation......................................                 -               -         (127,555)        (127,555)
Accumulated deficit........................................        (1,651,818)     (6,793,004)     (10,325,975)     (10,325,975)
                                                                -------------  --------------    -------------     ------------
   Total shareholders' equity..............................         7,215,515      10,545,776       10,330,105       10,330,105
                                                                -------------  --------------    -------------     ------------
           Total liabilities and shareholders' equity......      $  7,558,876    $ 11,006,615     $ 10,674,169     $ 10,674,169
                                                                =============  ==============    =============     ============


                            See accompanying notes.

                           VASCULAR SOLUTIONS, INC.

                           STATEMENTS OF OPERATIONS

                                                Year Ended December 31,             Six Months Ended June 30,
                                           -----------------------------------   --------------------------------
                                                 1997              1998               1998             1999
                                           -----------------  ----------------   ---------------  ---------------
                                                                                            (unaudited)
Net sales ..............................   $              -   $       494,150    $      132,750   $      514,500
Cost of goods sold .....................                  -           442,565           126,335          442,337
                                           -----------------  ----------------   ---------------  ---------------
Gross profit ...........................                  -            51,585             6,415           72,163

Operating expenses:
    Research and development............            766,176         2,348,281         1,129,205        1,646,978
    Clinical and regulatory.............            259,503         1,375,595           413,478          882,303
    Sales and marketing.................            273,089         1,075,250           351,935          849,429
    General and administrative..........            425,596           667,522           317,465          409,460
                                           -----------------  ----------------   ---------------  ---------------
          Total operating expenses......          1,724,364         5,466,648         2,212,083        3,788,170
                                           -----------------  ----------------   ---------------  ---------------

          Operating loss................         (1,724,364)       (5,415,063)       (2,205,668)      (3,716,007)
Interest income.........................             72,546           273,877           161,095          183,036
                                           -----------------  ----------------   ---------------  ---------------

          Net loss......................    $    (1,651,818)   $   (5,141,186)   $   (2,044,573)  $   (3,532,971)
                                           =================  ================   ===============  ===============

Basic and diluted net loss per share....   $           (.62)  $         (1.40)   $         (.57)  $         (.95)
                                           =================  ================   ===============  ===============

Shares used in computing basic and
    diluted net loss per share..........          2,667,612         3,660,136         3,588,187        3,702,387
                                           =================  ================   ===============  ===============

Pro forma net loss per share:

    Basic and diluted net loss per
       share............................                           $     (.89)                         $    (.47)
                                                              ================                    ===============

    Shares used in computing basic and
       diluted net loss per share.......                            5,767,290                          7,480,164
                                                              ================                    ===============

                            See accompanying notes.

                           VASCULAR SOLUTIONS, INC.

                 STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                                                Series A                  Series B                                   Additional
                                             Preferred Stock           Preferred Stock           Common Stock          Paid-in
                                          ----------------------   ----------------------   ----------------------
                                            Shares       Amount      Shares       Amount      Shares       Amount      Capital
                                          ----------    --------   ----------    --------   ----------   ---------   ------------
Balance at December 20, 1996
   (inception)..........................           -    $      -            -    $      -            -   $       -   $          -
Original issuance of common stock at
   $.001 per share in December 1996.....           -           -            -           -    1,366,250       13,663       (12,297)
                                          ----------    --------   ----------    --------   ----------   ----------  ------------
Balance at December 31, 1996............           -           -            -           -    1,366,250       13,663       (12,297)
Sale of common stock at $1.50 per share
   in January and February 1997, net of
   offering costs.......................           -           -            -           -    1,500,000       15,000     2,064,499
Value of options granted for
   services.............................           -           -            -           -            -            -        25,440
Exercise of stock options...............           -           -            -           -        7,000           70        10,430
Sale of Series A preferred stock at
   $2.50 per share in December 1997,
   net of offering costs................   2,000,000      20,000            -           -            -            -     4,940,954
Sale of common stock at $3.00 per share
   in December 1997, net of offering
   costs................................           -           -            -           -      680,000        6,800     1,782,774

Net loss................................           -           -            -           -            -            -             -
                                          ----------    --------   ----------    --------   ----------   ----------  ------------
Balance at December 31, 1997............   2,000,000      20,000            -           -    3,553,250       35,533     8,811,800
Sale of common stock at $3.00 per share
   in March and April 1998..............           -           -            -           -      126,667        1,266       378,734
Exercise of stock options...............           -           -            -           -       19,700          197        32,353
Value of options granted for
   services.............................           -           -            -           -            -            -        78,400
Sale of Series B preferred stock at
   $4.50 per share in December 1998,
   net of offering costs................           -           -    1,777,777      17,778            -            -     7,962,719

Net loss................................           -           -            -           -            -            -             -
                                          ----------    --------   ----------    --------   ----------   ----------  ------------

Balance at December 31, 1998............   2,000,000      20,000    1,777,777      17,778    3,699,617       36,996    17,264,006
Exercise of stock options...............           -           -            -           -      613,440        6,135     3,027,735
Value of options granted for
   services.............................           -           -            -           -            -            -        13,360
Value of warrant granted related
   to supply agreement..................           -           -            -           -            -            -       257,000
Deferred compensation related
   to option grants.....................           -           -            -           -            -            -       140,625
Amortization of deferred compensation...           -           -            -           -            -            -             -

Net loss................................           -           -            -           -            -            -             -
                                          ==========    ========   ==========    ========   ==========    =========  ============
Balance at June 30, 1999 (unaudited)....   2,000,000    $ 20,000    1,777,777    $ 17,778    4,313,057    $  43,131  $ 20,702,726
                                          ==========    ========   ==========    ========   ==========    =========  ============

                                              Deferred        Accumulated
                                            Compensation        Deficit          Total
                                           --------------    -------------    ------------
Balance at December 20, 1996
   (inception)..........................   $            -    $           -    $          -
Original issuance of common stock at
   $.001 per share in December 1996 ....                -                -           1,366
                                           --------------    -------------    ------------
Balance at December 31, 1996............                -                -           1,366
Sale of common stock at $1.50 per share
   in January and February 1997, net of
   offering costs.......................                -                -       2,079,499
Value of options granted for
   services.............................                -                -          25,440
Exercise of stock options...............                -                -          10,500
Sale of Series A preferred stock at
   $2.50 per share in December 1997,
   net of offering costs................                -                -       4,960,954
Sale of common stock at $3.00 per share
   in December 1997, net of offering
   costs................................                -                -       1,789,574

Net loss................................                -       (1,651,818)     (1,651,818)
                                           --------------    -------------    ------------
Balance at December 31, 1997............                -       (1,651,818)      7,215,515
Sale of common stock at $3.00 per share
   in March and April 1998..............                -                -         380,000
Exercise of stock options...............                -                -          32,550
Value of options granted for
   services.............................                -                -          78,400
Sale of Series B preferred stock at
   $4.50 per share in December 1998,
   net of offering costs................                -                -       7,980,497

Net loss................................                -       (5,141,186)     (5,141,186)
                                           --------------    -------------    ------------

Balance at December 31, 1998............                -       (6,793,004)     10,545,776
Exercise of stock options...............                -                -       3,033,870
Value of options granted for
   services.............................                -                -          13,360
Value of warrant granted related
   to supply agreement..................                -                -         257,000
Deferred compensation related
   to option grants.....................         (140,625)               -               -
Amortization of deferred compensation...           13,070                -          13,070

Net loss................................                -       (3,532,971)     (3,532,971)
                                           ==============    =============    ============

Balance at June 30, 1999 (unaudited)....   $     (127,555)   $ (10,325,975)   $ 10,330,105
                                           ==============    =============    ============


                            See accompanying notes.

                           VASCULAR SOLUTIONS, INC.

                           STATEMENTS OF CASH FLOWS


                                                       Year Ended December 31,                 Six Months Ended June 30,
                                              ----------------------------------------  ----------------------------------------
                                                       1997                 1998                1998                  1999
                                              -------------------   ------------------  -------------------    -----------------
Operating activities                                                                                   (unaudited)
Net loss......................................     $(1,651,818)          $(5,141,186)        $(2,044,573)         $(3,532,971)
Adjustments to reconcile net loss to net cash
 used in operating activities:
  Depreciation................................          12,832               154,272              55,747              113,471
  Value of options granted for services.......          25,440                78,400                   -               13,360
  Value of warrant granted related
   to supply agreement........................               -                     -                   -              257,000
  Deferred compensation expense...............               -                     -                   -               13,070
Changes in operating assets and liabilities:
  Accounts receivable.........................               -              (125,000)            (98,250)            (158,000)
  Inventories.................................         (59,710)             (259,101)            (86,463)            (156,735)
  Prepaid expenses............................         (15,110)              (38,064)            (16,377)             (11,656)
  Accounts payable............................         327,583               (53,767)             (4,904)              (8,983)
  Accrued clinical trial costs................               -               140,705                   -             (140,705)
  Accrued expenses............................          15,778                30,540              15,631               32,913
                                                   -----------           -----------         -----------          -----------
   Net cash used in operating activities......      (1,345,005)           (5,213,201)         (2,179,189)          (3,579,236)

Investing activities
Purchase of property and equipment............        (197,758)             (581,923)           (493,996)            (150,280)
                                                   -----------           -----------         -----------          -----------
   Net cash used in investing activities......        (197,758)             (581,923)           (493,996)            (150,280)

Financing activities
Net proceeds from sale of common stock........       3,869,073               380,000             380,000                    -
Net proceeds from exercise of stock options...          10,500                32,550              22,550            3,033,870
Net proceeds from sale of preferred stock.....       4,960,954             7,980,497                   -                    -
                                                   -----------           -----------         -----------          -----------
   Net cash provided by financing activities..       8,840,527             8,393,047             402,550            3,033,870
                                                   -----------           -----------         -----------          -----------
   Increase (decrease) in cash and cash
    equivalents...............................       7,297,764             2,597,923          (2,270,635)            (695,646)
Cash and cash equivalents at beginning of
 period.......................................           1,366             7,299,130           7,299,130            9,897,053
                                                   -----------           -----------         -----------          -----------
Cash and cash equivalents at end of period....     $ 7,299,130           $ 9,897,053         $ 5,028,495          $ 9,201,407
                                                   ===========           ===========         ===========          ===========

                            See accompanying notes.

                           VASCULAR SOLUTIONS, INC.

                        NOTES TO FINANCIAL STATEMENTS


1.  Description of Business

     Vascular Solutions, Inc. (the "Company") manufactures, markets and sells the Vascular Solutions Duett sealing device, which enables cardiologists and radiologists to rapidly seal the puncture site following catheterization procedures such as angiography, angioplasty and stenting. The Company was incorporated in December 1996 and began operations in February 1997. Prior to 1998, the Company was considered to be a development stage company.

2.  Summary of Significant Accounting Policies

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

     The Company considers all highly liquid investments with a remaining maturity of three months or less to be cash equivalents. Cash equivalents consist of money market funds and are carried at cost which approximates market.

Inventories

     Inventories are stated at the lower of cost (first-in, first-out method) or market and are comprised of the following at:

                                                          December 31,
                                              ----------------------------------
                                                     1997              1998
                                              -----------------    -------------

      Raw materials...................        $          59,710    $     273,027
      Finished goods..................                        -           45,784
                                              -----------------    -------------
                                              $          59,710    $     318,811
                                              =================    =============

Property and Equipment

     Property and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets as follows:

    Manufacturing equipment......................... 3 to 5 years
    Office and computer equipment................... 3 years
    Furniture and fixtures.......................... 2 to 5 years
    Leasehold improvements.......................... Remaining term of the lease
    Research and development equipment.............. 3 to 5 years

                           VASCULAR SOLUTIONS, INC.

Impairment of Long-Lived Assets

     The Company will record impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The amount of impairment loss recorded will be measured as the amount by which the carrying value of the assets exceeds the fair value of the assets.

Pro Forma Shareholders' Equity

     Upon the closing of the Company's planned initial public offering, all outstanding shares of Series A and B preferred stock will automatically convert into 3,777,777 shares of common stock. The pro forma effects of these transactions are unaudited and have been reflected in the accompanying pro forma balance sheet at June 30, 1999.

Revenue Recognition

     Revenue is recognized at the time the product is shipped.

Research and Development Costs

     All research and development costs are charged to operations as incurred.

Stock-Based Compensation

     The Company follows Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and related interpretations in accounting for its stock options. Under APB 25, when the exercise price of stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Income Taxes

     Income taxes are accounted for under the liability method. Deferred income taxes are provided for temporary differences between the financial reporting and the tax bases of assets and liabilities.

Net Loss Per Share

     Under Financial Accounting Standards Board Statement No. 128, Earnings per Share, basic earnings per share is based on the weighted average shares of common stock outstanding during the period. Diluted earnings per share includes any dilutive effects of options, warrants and convertible securities. Diluted loss per share as presented is the same as basic loss per share as the effect of outstanding options, warrants and convertible securities is antidilutive.

Pro Forma Net Loss Per Share

     Pro forma net loss per share for the year ended December 31, 1998 and the six months ended June 30, 1999 is computed using the weighted average number of common shares outstanding, including the pro forma effects of the automatic conversion of the Company's Series A and B preferred stock into shares of the Company's common stock as if such conversion occurred on January 1, 1998, or at the date of original issuance, if later. The resulting pro forma adjustment

                           VASCULAR SOLUTIONS, INC.

includes an increase in the weighted average shares used to compute basic and diluted net loss per share of approximately 2,107,154 shares for the year ended December 31, 1998 and 3,777,777 shares for the six months ended June 30, 1999. The pro forma effects of these transactions are unaudited.

Interim Financial Statements

     The interim financial statements for the six months ended June 30, 1998 and 1999, are unaudited and have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles. In the opinion of the Company's management, the unaudited interim financial statements contain all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation. The results of operations for the interim periods are not necessarily indicative of the results of the entire year.

Reclassifications

     Certain prior years' balances were reclassified to conform to the current year presentation.

3.   Property and Equipment

     Property and equipment consisted of the following:

                                                          December 31,
                                           ---------------------------------------
                                                   1997                  1998
                                           -----------------     -----------------
 Property and equipment:
 Manufacturing equipment................   $          64,866     $         393,565
 Office and computer equipment..........              78,892               175,584
 Furniture and fixtures.................              47,878                85,623
 Leasehold improvements.................                   -                67,234
 Research and development equipment.....               6,122                57,675
                                           -----------------     -----------------
                                                     197,758               779,681
 Less accumulated depreciation..........             (12,832)             (167,104)
                                           -----------------     -----------------
   Net property and equipment...........   $         184,926     $         612,577
                                           =================     =================

4.   Leases

     In February 1998, the Company entered into an operating lease agreement for a 16,700 square foot office and manufacturing facility, which expires in March 2003. Prior to February 1998, the Company leased a 5,500 square foot facility under a noncancelable operating lease which expired in December 1998. The Company was required to make rental payments on its previous facility until December 1998. The Company subleased this facility to another entity from June 1998 through December 1998. Rent expense related to the operating leases was approximately $36,600 and $152,300 for the years ended December 31, 1997 and 1998, respectively. Rent expense for the year ended December 31, 1998 has been reduced by approximately $32,000 for rental income received under the sublease of the previous facility.

                           VASCULAR SOLUTIONS, INC.

     Future minimum lease commitments under the existing operating lease as of December 31, 1998 are as follows:

                1999...............................     $    95,232
                2000...............................          98,868
                2001...............................         100,080
                2002...............................         100,080
                2003...............................          25,020
                                                        -----------
                                                        $   419,280
                                                        ===========

5.   Income Taxes

     At December 31, 1998, the Company had net operating loss carryforwards of $5,615,000 for federal income tax purposes that are available to offset future taxable income and begin to expire in the year 2013. At December 31, 1998, the Company also had federal and Minnesota research and development tax credit carryforwards of $306,300 which begin to expire in the year 2013. No benefit has been recorded for such carryforwards, and utilization in future years may be limited under Sections 382 and 383 of the Internal Revenue Code if significant ownership changes have occurred.

     The components of the Company's deferred tax assets and liabilities are as follows:

                                                                                 December 31,
                                                                 -----------------------------------------
                                                                         1997                  1998
                                                                 -----------------    --------------------
     Deferred tax assets:
       Net operating loss carryforwards.......................   $         571,500    $          2,245,800
       Tax credit carryforwards...............................                   -                 306,300
       Depreciation and amortization..........................              71,400                 328,700
       Accrued compensation...................................              13,600                  52,800
                                                                 -----------------    --------------------
                                                                           656,500               2,933,600
       Less valuation allowances..............................            (656,500)             (2,933,600)
                                                                 -----------------    --------------------
          Net deferred taxes..................................   $              -     $                -
                                                                 =================    ====================

6.   Common Stock

     In January and February 1997, the Company issued 1,500,000 shares of common stock at $1.50 per share, from which the Company received net proceeds of $2,079,499. In connection with the sale of common stock, the Company granted warrants to the placement agent to purchase a total of 100,000 shares of common stock at an exercise price of $1.50 per share. The warrants expire in January and February 2007.

     In December 1997, the Company issued 680,000 shares of common stock at $3.00 per share, from which the Company received net proceeds of $1,789,574. In connection with the sale of common stock, the Company granted warrants to the placement agent to purchase a total of 68,000 shares of common stock at an exercise price of $3.00 per share. The warrants expire in December 2007.

     On December 31, 1998, the Company had 168,000 warrants outstanding at a weighted average exercise price of $2.11 per share.

                           VASCULAR SOLUTIONS, INC.

7.   Preferred Stock

     In December 1997, the Company issued 2,000,000 shares of Series A preferred stock at $2.50 per share, from which the Company received net proceeds of $4,960,954. The Series A preferred stock has certain voting and registration rights, has preference over common stock upon liquidation and automatically converts to common stock upon the closing of an initial public offering. The holders of Series A preferred stock are also entitled to receive dividends prior and in preference to the common stock at the rate of $.20 per share per annum when, as and if declared by the Board of Directors. Such dividends shall not be cumulative.

     In December 1998, the Company issued 1,777,777 shares of Series B preferred stock at $4.50 per share, from which the Company received net proceeds of $7,980,497. The Series B preferred stock has certain voting and registration rights, has preference over common stock upon liquidation and automatically converts to common stock upon the closing of an initial public offering. The holders of Series B preferred stock are also entitled to receive dividends prior and in preference to the Series A preferred stock and the common stock at the rate of $.36 per share per annum when, as and if declared by the Board of Directors. Such dividends shall be cumulative.

     In connection with the Series B preferred stock Purchase Agreement, the Company entered into a Put and Option Agreement (the "Agreement") with one of the Series B preferred stock investors (the "Investor"). The Company shall have the right to sell and the Investor agrees to purchase, up to $3,000,000 of common stock at $5.00 or $6.00 per share based on the Company attaining certain milestones. On June 30, 1999, the Company exercised its right and sold to the Investor 600,000 shares of common stock at $5.00 per share.

     Also, the Investor shall have the right to buy and the Company agrees to sell, up to $3,000,000 of common stock at $5.00 or $6.00 per share based on the Company attaining certain milestones. The right of the Investor to purchase common stock under the Agreement expires upon the earlier of December 31, 2000 or the effective date of a registration statement for a public offering of securities of the Company as specified in the Agreement.

     Additionally, the Investor has the right to buy from the Company, and the Company agrees to sell, up to $2,000,000 of common stock at $7.00 or $8.00 per share based on the Company attaining certain milestones. The Investor's right to give notice to the Company expires on December 31, 2000. Prior to the expiration date, the Investor has the right to receive the net shares of common stock, on a cashless basis, based on the fair market value of the common stock at the time of exercise.

     As of December 31, 1998, the Company had reserved an aggregate of 1,985,715 shares of common stock for future issuance pursuant to the Agreement.

8.   Stock Option Plan

     The Company has a stock option and stock award plan (the "Stock Option Plan") which provides for the granting of incentive stock options to employees and nonqualified stock options to employees, directors and consultants. As of December 31, 1998, the Company reserved 900,000 shares of common stock under the Stock Option Plan. Under the Stock Option Plan, incentive stock options must be granted at an exercise price not less than the fair market value of the Company's common stock on the grant date. The exercise price of a non-qualified option granted under the Stock Option Plan must not be less than 50% of the fair market value of the Company's common stock on the grant date. The options expire on the date determined by the Board of Directors but may not extend more than ten years from the grant date. The Stock Option Plan also permits the granting of

                           VASCULAR SOLUTIONS, INC.

stock appreciation rights; restricted stock and other stock based awards. The incentive stock options vest monthly over four years of continued employment and non-qualified stock options generally vest monthly over two years.

     Option activity is summarized as follows:


                                                                   Plan Options Outstanding
                                                      ---------------------------------------------------
                                       Shares                                                Weighted
                                      Available                              Non-        Average Exercise
                                      for Grant         Incentive         Qualified       Price Per Share
                                    -------------     ------------     ---------------   ----------------
Balance at December 31, 1996....                -                -                   -          $    -
 Shares reserved................          500,000                -                   -               -
 Granted........................         (456,011)         371,211              84,800            1.71
 Exercised......................                -           (7,000)                  -            1.50
 Canceled.......................           47,600          (47,600)                  -            1.50
                                    -------------     ------------     ---------------
Balance at December 31, 1997....           91,589          316,611              84,800            1.74
 Shares reserved................          400,000                -                   -               -
 Granted........................         (259,500)         217,000              42,500            3.01
 Exercised......................                -          (19,700)                  -            1.65
 Canceled.......................          108,080         (108,080)                  -            1.84
                                    -------------     ------------     ---------------
Balance at December 31, 1998....          340,169          405,831             127,300          $ 2.34
                                    =============     ============     ===============

Exercisable at December 31, 1998................           104,545              77,500          $ 2.03
Exercisable at December 31, 1997................            39,594              29,000          $ 1.64

     The Company accounts for stock options under APB 25, under which no compensation cost has been recognized. Had compensation cost for these options been determined consistent with Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, the net loss and net loss per common share would have been increased to the following pro forma amounts for the years ended December 31, 1997 and 1998:

                                                                             1997                   1998
                                                                    -------------------     ------------------
Net loss:
  As reported.................................................      $        (1,651,818)    $       (5,141,186)
  Pro forma...................................................               (1,696,141)            (5,306,547)

 Basic and diluted net loss per share:
  As reported.................................................      $              (.62)    $            (1.40)
  Pro forma...................................................                     (.64)                 (1.45)

     For purposes of calculating the above required disclosure, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1997 and 1998 respectively, risk-free interest rate of 5.02% and 4.78%, no expected dividend yield, expected life of seven years and expected volatility of .70 and .62.

     The weighted average fair value of options granted during 1997 and 1998 was $1.21 and $1.97 per share. Options issued during 1997 and 1998, which remain outstanding at December 31, 1997 and 1998, have a weighted average exercise price of $1.74 and $2.34 per share, respectively, and a weighted average remaining contractual life of 9.0 and 8.5 years, respectively. As of December 31, 1998, the range of options outstanding was 280,011 at $1.50 to $2.00 per share and 253,120 at $3.00 to $3.25 per share.

                           VASCULAR SOLUTIONS, INC.

     For the years ended December 31, 1997 and 1998, the Company recorded compensation expense of $25,440 and $78,400 in connection with non-qualified stock options granted to board of directors members, medical advisory board members and outside consultants.

9.   Employee Retirement Savings Plan

     In February 1998, the Company implemented an employee retirement savings plan (the "401(k) Plan") which qualifies under Section 401(k) of the Internal Revenue Code. The 401(k) Plan provides eligible employees with an opportunity to make tax-deferred contributions into a long-term investment and savings program. All employees over the age of 21 are eligible to participate in the 401(k) Plan beginning with the first quarterly open enrollment date following start of employment. Employer contributions are made solely at the Company's discretion. No employer contributions were made for the year ended December 31, 1998.

10.  Acquisition of Technology and Patents

     In February 1997, the Company acquired all rights, title and interest in the Duett sealing device, including all issued and pending patents, in exchange for $150,000 paid to the inventor, who is a founder of the Company. In addition, the Company agreed to assume the obligation to pay $40,000 to an unaffiliated third party for certain prior development work related to the Duett sealing device. The acquisition resulted in the Company recording an expense of $190,000 during the year ended December 31, 1997 related to in-process research and development of the Duett sealing device. Beyond the foregoing, the Company incurred no additional payments or obligations related to the acquisition of the Duett sealing device.

11.  Concentrations of Credit and Other Risks

     The Company operates in a single industry segment and sells its product to distributors who, in turn, sell to medical clinics. The Company sells its product in foreign countries through independent distributors denominated in United States dollars. Loss, termination or ineffectiveness of distributors to effectively promote the Company's product could have a material adverse effect on the Company's financial condition and results of operations.

     Sales to significant customers as a percentage of total revenues are as follows for the year ended December 31, 1998:

      German distributor..........................   65.0%
      Austrian distributor........................   15.8%

     The Company performs ongoing credit evaluations of its customers but does not require collateral. There have been no losses on customer receivables.

12.  Dependence on Key Suppliers

     The Company purchases certain key components from single source suppliers. Any significant component delay or interruption could require the Company to qualify new sources of supply, if available, and could have a material adverse effect on the Company's financial condition and results of operations.

                               INSIDE BACK COVER

                          [Duett sealing device logo]



Vascular Solutions Duett sealing device. The dual-approach sealing device that seals the puncture left by arterial catheterizations.


1.  DUETT CATHETER



[Picture of Duett catheter]



1. Duett catheter: A one-size-fits-all balloon catheter that creates a temporary seal.


2.  DUETT PROCOAGULANT



[Picture of collagen syringe, thrombin vial, diluent vial and empty syringe]



2. Duett procoagulant: A flowable mixture of thrombin, collagen and diluent that creates a complete seal of the puncture and tissue tract.

--------------------------------------------------------------------------------

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that which is set forth in this prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of the prospectus or of any sale of common stock.

                            ______________________

                               TABLE OF CONTENTS

                                                  Page
                                                  ----
Prospectus Summary.............................     1
Risks Factors..................................     4
Forward-Looking Statements.....................    13
Trademarks.....................................    13
Use of Proceeds................................    14
Dividend Policy................................    14
Capitalization.................................    15
Dilution.......................................    16
Selected Financial Data........................    17
Management's Discussion and Analysis
  of Financial Condition and
  Results of Operations........................    18
Business.......................................    23
Management.....................................    36
Certain Transactions...........................    43
Principal Shareholders.........................    44
Description of Capital Stock...................    46
Shares Eligible for Future Sale................    49
Underwriting...................................    51
Legal Matters..................................    53
Experts........................................    53
Where You Can Find More
  Information..................................    53
Index to Financial Statements..................   F-1


  Until          , 1999 (25 days after the date of this prospectus), all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               __________ Shares

                         [LOGO OF VASCULAR SOLUTIONS]


                                  Common Stock

                                _______________

                                   PROSPECTUS
                                 ________, 1999
                                _______________



                            William Blair & Company

                             Dain Rauscher Wessels
                   a division of Dain Rauscher Incorporated

                                 Stephens Inc.

--------------------------------------------------------------------------------

                                   PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution

     Except as set forth below, the following fees and expenses will be paid by Vascular Solutions, Inc. (the "Company") in connection with the issuance and distribution of the securities registered hereby and do not include underwriting commissions and discounts. All such expenses, except for the SEC registration, NASD filing and Nasdaq listing fees, are estimated.

     SEC registration fee........................................    $   11,120
     NASD filing fee.............................................    $    4,500
     Nasdaq National Market listing fee..........................    $     *
     Legal fees and expenses.....................................    $     *
     Accounting fees and expenses................................    $     *
     Transfer Agent's and Registrar's fees.......................    $     *
     Printing and engraving expenses.............................    $     *
     Miscellaneous...............................................    $     *
                                                                     ----------
     Total.......................................................    $     *
                                                                     ==========
---------
*   Such amounts will be filed by amendment.

Item 14.  Indemnification of Directors and Officers

     Section 302A.521 of the Minnesota Statutes provides that a corporation shall indemnify any person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of such person against judgments, penalties, fines (including, without limitation, excise taxes assessed against such person with respect to any employee benefit plan), settlements and reasonable expenses, including attorneys' fees and disbursements, incurred by such person in connection with the proceeding, if, with respect to the acts or omissions of such person complained of in the proceeding, such person (1) has not been indemnified therefor by another organization or employee benefit plan for the same judgments, penalties or fines; (2) acted in good faith; (3) received no improper personal benefit and
Section 302A.255 (with respect to director conflicts of interest), if applicable, has been satisfied; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (5) in the case of acts or omissions in such person's official capacity for the corporation, reasonably believed that the conduct was in the best interests of the corporation, or in the case of acts or omissions in such person's official capacity for other affiliated organizations, reasonably believed that the conduct was not opposed to the best interests of the corporation. Section 302A.521 also requires payment by a corporation, upon written request, of reasonable expenses in advance of final disposition of the proceeding in certain instances. A decision as to required indemnification is made by a disinterested majority of the Board of Directors present at a meeting at which a disinterested quorum is present, or by a designated committee of the Board, by special legal counsel, by the shareholders or by a court.

     Provisions regarding indemnification of officers and directors of Vascular Solutions to the extent permitted by Section 302A.521 are contained in Vascular Solutions' bylaws.

Item 15.  Recent Sales of Unregistered Securities

     Since December 20, 1996 (inception), the Company has issued and sold the following securities that were not registered under the Securities Act:

     1. On December 20, 1996, the Company sold 1,366,250 shares of common stock at $.001 per share to the founders of the Company. The Company received proceeds of $1,366 from the sale of common stock.

     2. At various times during the period from December 20, 1996 through June 30, 1999, the Company has granted stock options to employees, consultants, directors and other individuals providing services to the

Company under its stock option plan covering an aggregate of 928,511 shares of the Company's common stock, at exercise prices ranging from $1.50 to $5.00 per share. At various times during the period from July 1997 through June 30, 1999, a total of 40,140 shares of common stock were issued by the Company upon the exercise of stock options under its stock option plan.

     3. In January and February 1997, the Company sold 1,000,000 shares of common stock at $1.50 per share, from which the Company received net proceeds of approximately $1,329,000, to various individuals. In connection with this sale of common stock, the Company granted warrants to the placement agent to purchase a total of 100,000 shares of common stock at an exercise price of $1.50 per share. The warrants expire in January and February 2007.

     4. In February 1997, the Company sold 500,000 shares of common stock to two entities affiliated with Olympic Venture Partners at $1.50 per share. Mr. Gerard Langeler, a director of Vascular Solutions, is a general partner of Olympic Venture Partners.

     5. In December 1997, the Company sold 2,000,000 shares of Series A preferred stock at $2.50 per share to entities affiliated with Tredegar Investments and Olympic Venture Partners.

     6. In December 1997, the Company sold 680,000 shares of common stock at $3.00 per share, from which the Company received net proceeds of approximately $1,790,000, to various individuals. In connection with this sale of common stock, the Company granted warrants to the placement agent to purchase a total of 68,000 shares of common stock at an exercise price of $3.00 per share. The warrants expire in December 2007.

     7. Between March and April 1998, the Company sold a total of 126,667 shares of common stock at $3.00 per share to a total of three individuals who are unaffiliated with the Company.

     8. In December 1998, the Company sold 1,777,777 shares of Series B preferred stock at $4.50 per share to 18 entities and individuals, including 1,221,466 shares to an entity affiliated with Stephens Inc., 100,000 shares to an entity affiliated with Tredegar Investments, and 100,000 shares to entities affiliated with Olympic Venture Partners. In connection with the Series B preferred stock purchase agreement, the Company entered into a put and option agreement with Stephens Vascular Preferred, LLC and Stephens Vascular Options, LLC giving the Company the right to sell to Stephens Vascular Preferred up to $3,000,000 of common stock at $5.00 or $6.00 per share based on the Company attaining certain milestones. On June 30, 1999, we exercised our right and issued 600,000 shares of common stock to Stephens Vascular Preferred in exchange for $3,000,000. The put and option agreement also gives Stephens Vascular Options the right to buy from the Company up to $3,000,000 of common stock at $5.00 or $6.00 per share based on the Company achieving certain milestones. Stephens Vascular Options' right expires upon the earlier of December 31, 2000 or the effective date of a registration statement for a public offering of the Company. In addition, under the put and option agreement, Stephens Vascular Options has the right to purchase up to $2,000,000 of common stock at $7.00 or $8.00 per share based on the Company attaining certain milestones. As an alternative to exercising the option, Stephens Vascular Options has the right to convert the option into shares of common stock representing the net value of the option. This option expires on December 31, 2000.

     9. In June 1999, the Company issued a warrant to purchase 100,000 shares of common stock at $5.00 per share to Jones Pharma, Incorporated, who is a supplier of thrombin for the Company's Duett sealing device.

     The sale and issuance of securities described above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving a public offering, where the purchasers represented their intention to acquire securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof, and received or had access to adequate information about Vascular Solutions, or Rule 701 promulgated thereunder in that they were offered and sold either pursuant to written compensatory benefit plans or pursuant to a written contract relating to compensation.

Item 16.  Exhibits and Financial Statement Schedules

(a)  Exhibits

Number    Description
------    -----------

1.1    Form of Underwriting Agreement
3.1    Articles of Incorporation of the Company, as currently in effect
3.2    Bylaws of the Company, as currently in effect
4.1*   Specimen of Common Stock certificate
4.2 Form of warrant dated January 31 and February 14, 1997 issued to representatives of Miller, Johnson & Kuehn, Incorporated
4.3 Form of warrant dated December 29, 1997 issued to representatives of Miller, Johnson & Kuehn, Incorporated
4.4 Amended and Restated Investors' Rights Agreement dated December 9, 1998, by and between the Company and the purchasers of Series A and Series B preferred stock
4.5 Amended and Restated Right of First Refusal and Co-Sale Agreement dated December 9, 1998
4.6 Put & Option Agreement dated December 9, 1998 by and among the Company, Stephens Vascular Preferred, LLC and Stephens Vascular Options, LLC
4.7* Stock Purchase Warrant dated June 10, 1999 by and between the Company and Jones Pharma, Incorporated
5.1*   Opinion of Dorsey & Whitney LLP
10.1   Vascular Solutions, Inc. Stock Option and Stock Award Plan
10.2 Lease Agreement dated February 11, 1998 by and between Massachusetts Mutual Life Insurance Company as Landlord and the Company as Tenant.
10.3 First Lease Amendment dated June 9, 1999 by and between Duke Realty Limited Partnership as Landlord and the Company as Tenant
10.4 Bill of Sale and Assignment dated January 31, 1997 by and between the Company and Dr. Gary Gershony
10.5 Mutual and General Release dated November 9, 1998 by and between the Company, Dr. Gary Gershony and B. Braun Medical, Inc.
10.6 Clinical Trial Services Agreement dated July 1, 1998 by and between the Company and The Cardiovascular Data Analysis Center of the Beth Israel Medical Group
10.7 Economics Substudy Contract dated September 1998 by and between the Company and Emory University
10.8 Purchase and Sale Agreement dated September 17, 1998 by and between the Company and Davol Inc.**
10.9* Purchase and Sale Agreement dated June 10, 1999 by and between the Company and Jones Pharma, Incorporated
10.10 Consulting Agreement dated June 10, 1999, between the Company and Gary Gershony, M.D.
10.11 Form of Employment Agreement by and between the Company and each of its executive officers
10.12  Form of Distribution Agreement
23.1   Consent of Ernst & Young LLP
23.2* Consent of Dorsey & Whitney LLP (included in Exhibit No. 5.1 to the Registration Statement)
23.3   Consent of Patterson & Keough PA
24.1   Powers of Attorney (included on signature page)
27.1   Financial Data Schedule

_______________

*    To be filed by amendment

** Confidential information has been omitted from this exhibit and filed separately with the Securities and Exchange Commission accompanied by a confidential treatment request pursuant to Rule 406 under the Securities Act of 1933, as amended.

(b)  Financial Statement Schedules

     Not applicable.


Item 17.  Undertakings

     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on July 29, 1999.

                                    VASCULAR SOLUTIONS, INC.


                                    By:        /s/ Howard Root
                                       -----------------------------------
                                                  Howard Root
                                             Chief Executive Officer

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Howard Root and David Christofferson, and each of them, his true and lawful attorneys-in-fact and agents, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all (i) amendments (including post-effective amendments) and additions to this registration statement and (ii) registration statements, and any and all amendments thereto (including post-effective amendments), relating to the offering contemplated pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents and each of them full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or his or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

          Signature                      Title                         Date
          ---------                      -----                         ----

     /s/ Howard Root             Chief Executive Officer          July 29, 1999
-------------------------------
     Howard Root                 and Director
                                 (principal executive officer)

     /s/ David Christofferson    Chief Financial Officer          July 29, 1999
-------------------------------
     David Christofferson        (principal financial officer and
                                 principal accounting officer)

     /s/ Gary Gershony           Director                         July 29, 1999
-------------------------------
     Gary Gershony

     /s/ Gerard Langeler         Director                         July 29, 1999
-------------------------------
     Gerard Langeler

     /s/ Gabriel Vegh            Director                         July 29, 1999
-------------------------------
     Gabriel Vegh

     /s/ Daniel Sullivan         Director                         July 29, 1999
-------------------------------
     Daniel Sullivan

     /s/ James Jacoby, Jr.       Director                         July 29, 1999
-------------------------------
     James Jacoby, Jr.

                                 EXHIBIT INDEX

Number             Description
------             -----------

  1.1   Form of Underwriting Agreement
  3.1   Articles of Incorporation of the Company, as currently in effect
  3.2   Bylaws of the Company, as currently in effect
  4.2 Form of warrant dated January 31 and February 14, 1997 issued to representatives of Miller, Johnson & Kuehn, Incorporated
  4.3 Form of warrant dated December 29, 1997 issued to representatives of Miller, Johnson & Kuehn, Incorporated
  4.4 Amended and Restated Investors' Rights Agreement dated December 9, 1998, by and between the Company and the purchasers of Series A and Series B preferred stock
  4.5 Amended and Restated Right of First Refusal and Co-Sale Agreement dated December 9, 1998
  4.6 Put & Option Agreement dated December 9, 1998 by and among the Company, Stephens Vascular Preferred, LLC and Stephens, Vascular Options, LLC
  10.1  Vascular Solutions, Inc. Stock Option and Stock Award Plan
  10.2 Lease Agreement dated February 11, 1998 by and between Massachusetts Mutual Life Insurance Company as Landlord and the Company as Tenant
  10.3 First Lease Amendment dated June 9, 1999 by and between Duke Realty Limited Partnership as Landlord and the Company as Tenant
  10.4 Bill of Sale and Assignment dated January 31, 1997 by and between the Company and Dr. Gary Gershony
  10.5 Mutual and General Release dated November 9, 1998 by and between the Company, Dr. Gary Gershony and B. Braun Medical, Inc.
  10.6 Clinical Trial Services Agreement dated July 1, 1998 by and between the Company and The Cardiovascular Data Analysis Center of the Beth Israel Medical Group
  10.7 Economics Substudy Contract dated September 1998 by and between the Company and Emory University
  10.8 Purchase and Sale Agreement dated September 17, 1998 by and between the Company and Davol Inc.**
  10.10 Consulting Agreement dated June 10, 1999, between the Company and Gary Gershony, M. D.
  10.11 Form of Employment Agreement by and between the Company and each of its executive officers
  10.12 Form of Distribution Agreement
  23.1  Consent of Ernst & Young LLP
  23.3  Consent of Patterson & Keough PA
  24.1  Power of Attorney (included on signature page)
  27.1  Financial Data Schedule

_______________

** Confidential information has been omitted from this exhibit and filed separately with the Securities and Exchange Commission accompanied by a confidential treatment request pursuant to Rule 406 under the Securities Act of 1933, as amended.